Exhibit 99.63

TECHNICAL REPORT
AND
UPDATED RESOURCE ESTIMATE
ON THE
TOROPARU GOLD-COPPER DEPOSIT
UPPER PURUNI RIVER AREA, GUYANA

Latitude 06O 27’ North
Longitude 60O 05’ West

For

Sandspring Resources Ltd.
Suite 375, 8000 South Chester Street
Centennial, Colorado
80112

By

P&E Mining Consultants Inc.
Suite 202 - 2 County Court Blvd
Brampton, Ontario,
L6W 3W8
NI-43-101F1
TECHNICAL REPORT No 193

Dr. Wayne Ewert, P.Geo
Mr. Eugene Puritch, P.Eng
Ms. Tracy Armstrong P.Geo
Mr. Antoine Yassa P.Geo
Mr. David Burga P.Geo

Effective Date: Sept 12, 2010
Signing Date: Oct 13, 2010

1.0	INTRODUCTION		1
	1.1	TERMS OF REFERENCE	1
	1.2	SOURCES OF INFORMATION	2
	1.3	UNITS AND CURRENCY	2
	1.4	GLOSSARY AND ABBREVIATION OF TERMS	2
	1.5	ACKNOWLEDGMENTS	4
2.0	RELIANCE ON OTHER EXPERTS		5
	3.0.	PROPERTY DESCRIPTION AND LOCATION	6
	3.1	PROPERTY DESCRIPTION AND TENURE	6
	3.2	LOCATION	13
4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		17
	4.1	ACCESS	17
5.0	HISTORY AND PREVIOUS EXPLORATION		18
	5.1	EXPLORATION HISTORY	18
	5.2	PREVIOUS METALLURGICAL TESTING	20
6.0	GEOLOGICAL SETTING		21
	6.1	INTRODUCTION	21
	6.2	REGIONAL GEOLOGY	23
	6.3	PROPERTY GEOLOGY	25
	6.4	GEOLOGY OF TOROPARU SAPROLITE OPEN PIT AREA	26
7.0	DEPOSIT TYPES		28
8.0	MINERALIZATION		30
9.0	RECENT EXPLORATION		33
10.0	DRILLING		34
	10.1	2010 DRILL PROGRAM	34
11.0	SAMPLING METHOD AND APPROACH		41
12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		42
	12.1	2010 DIAMOND DRILL PROGRAM	42
	12.2	ACME ANALYTICAL LABORATORIES (“ACME”)	42
13.0	DATA VERIFICATION		43
	13.1	SITE VISIT AND INDEPENDENT SAMPLING	43
	13.2	QUALITY CONTROL PROGRAM (QC)	44
	13.3	PERFORMANCE OF CERTIFIED REFERENCE MATERIALS	45
	13.4	PERFORMANCE OF BLANK MATERIAL FOR HOLES TPD067 TO TPD093	45
	13.5	PERFORMANCE OF DUPLICATES	45
14.0	ADJACENT PROPERTIES		46
15.0	MINERAL PROCESSING AND METALLURGICAL TESTING		47
	15.1	2009 SGS LAKEFIELD RESEARCH LTD. METALLURGICAL TESTING	47
	15.2	PLANNED METALLURGICAL TESTING	48
16.0	SEPTEMBER 2010 MINERAL RESOURCE ESTIMATE		49

	16.1	INTRODUCTION	49
	16.2	DATABASE	49
	16.3	DATA VERIFICATION	49
	16.4	DOMAIN INTERPRETATION	49
	16.5	ROCK CODE DETERMINATION	50
	16.6	COMPOSITES	50
	16.7	GRADE CAPPING	50
	16.8	VARIOGRAPHY	51
	16.9	BULK DENSITY	51
	16.10	BLOCK MODELING	51
	16.11	RESOURCE CLASSIFICATION	52
	16.12	RESOURCE ESTIMATE	52
	16.13	CONFIRMATION OF ESTIMATE	54
17.0	OTHER RELEVANT DATA AND INFORMATION		55
18.0	INTERPRETATION AND CONCLUSIONS		56
19.0	RECOMMENDATIONS		57
	19.1	RECOMMENDED DRILL PROGRAM AND PROPOSED 2010-2012 BUDGET	57
20.0	REFERENCES		61
21.0	CERTIFICATES		63

LIST OF FIGURES

Figure 3-1:	Toroparu Deposit Location Map	14
Figure 3-2:	Toroparu Deposit Claim Map	15
Figure 3-3:	Detail of Toroparu Deposit	16
Figure 6-1:	Geological Setting	22
Figure 6-2:	Regional Geology Map	24
Figure 10-1:	Cross Section 1700NW through the Toroparu Deposit.	38
Figure 10-2:	Cross Section 1800NW through the Toroparu Deposit.	39
Figure 10-3:	Cross Section 1950NW through the Toroparu Deposit.	40

LIST OF TABLES

Table 3.1:	Land Tenure – Medium Scale Prospecting Permits	6
Table 3.2:	Land Tenure – Mining Permits	10
Table 3.3:	Land Tenure – Prospecting Licences	11
Table 5.1:	Summary of Historical Exploration in the Toroparu Area	18
Table 10.1:	Summary of Mineralized Drill Intercepts from the 2010 Drill Program	35
Table 16.1:	Au Grade Capping Values	50
Table 16.2:	Cu Grade Capping Values	50
Table 16.3:	Au Indicated Block Model Interpolation Parameters	51
Table 16.4:	Au Inferred Block Model Interpolation Parameters	52
Table 16.5:	Cu Indicated Block Model Interpolation Parameters	52
Table 16.6:	Cu Inferred Block Model Interpolation Parameters	52
Table 16.7:	Toroparu Open Pit Saprolite Resource Estimate	53
Table 16.8:	Toroparu Open Pit Fresh Rock Resource Estimate	54
Table 16.9:	Toroparu Open Pit Total Resource Estimate	54
Table 16.10:	Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grades	54
Table 19.1:	Recommended Program and Budget (US $)	57

EXECUTIVE SUMMARY

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Rich A. Munson, CEO of Sandspring Resources Ltd., (“Sandspring” or the “Company”). Sandspring is a Canadian based company continued under the laws of Ontario and trades on the TSX-V under the symbol “SSP”. The purpose of the current report is to provide an independent, NI 43-101 compliant, Technical Report and updated Resource Estimate on the Toroparu Gold-Copper Prospect. P&E understands that this report will be used for internal decision making purposes and may be filed as required under the Canadian securities laws and the requirements of TSX-V. The report may also be used to support public equity financings and other corporate transactions.

The Toroparu Gold-Copper Prospect is located in the Upper Puruni River Area of north-western Guyana, South America at 06O 27’ North Latitude and 60O 05’ West Longitude a position about 210 km by air west southwest of Georgetown, the capital city of Guyana. The Property lies in deep jungle where temperatures range from 25O C to 30O C throughout most of the year. The topography is flat to gently undulating to hilly, with relief of a few hundred metres. This flatter terrain, represented mainly by metasediments, is occasionally interspersed with steep hills of meta-basic rock. Areas for future waste disposal or heap leach pads and potential processing plant sites are readily available in the vicinity of the present operations.

Access to the Toroparu property from Georgetown is via gravel road. The travel time is one day in the dry season from July to April. A one hour flight by charter aircraft from Ogle airfield in Georgetown is the most efficient means of transport to the airstrip at the Toroparu property. The Essequibo River is navigable from Georgetown to the river port at Itaballi, for transport of heavy equipment by barge and tug boats. The dry season from July to November is the most advantageous time to carry out exploratory surveys such as geochemical sampling, drilling and geophysical surveys.

ETK Inc. (“ETK”), a private company in Guyana, has rights to small scale claim licences, Medium Scale Prospecting Permits, Mining Permits and Prospecting Licences within the Property. All of ETK’s issued and outstanding stock is owned by GoldHeart Investment Holdings Ltd. (“GoldHeart”). Sandspring acquired its interest in ETK, and thus its interest in the Toroparu property, on November 24, 2009 by completing its acquisition of 100% of the issued and outstanding shares of GoldHeart pursuant to the terms of a share purchase agreement dated May 11, 2009, as amended.

The Toroparu property is comprised of 7 small scale claim licenses, 167 contiguous Medium Scale Prospecting Permits and 13 Mining Permits that together cover an area of 184,693.8 acres or 74,742.9 hectares. To the north of this block five contiguous Prospecting Licences cover an area of 57,997 acres or 23,471 hectares.

The Toroparu area claims are situated within a northwest-trending belt of lower Proterozoic Barama-Mazaruni Supergroup greenstones that were deformed and metamorphosed during the Trans-Amazonian tectonomagmatic event at about 2.2 and 1.9 Ga. The greenstone sequence is composed of intercalated successions of felsic to mafic and ultramafic volcaniclastic and volcanic tuffaceous fragmentals and flow rocks, with associated continental clastic sequences. The basal members of this succession are thought to be basalts and associated ultramafic bodies that are overlain by intermediate to felsic volcanic strata and are interlayered with immature clastic sedimentary rocks. Metamorphic grade is greenschist to amphibolite facies.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

i

The dominant lithology of the Toroparu property is undifferentiated Mazaruni Group (2.2-1.9 Ga) metavolcanics and metasediments. Metasediments are usually fine-grained and are metamorphosed to lower greenschist facies. North of the Puruni River, the volcanic rocks are described as variably sheared and metamorphosed, acid to intermediate volcanic with quartz veins that show veining and foliation directions of 110O to 140O. In the northern part of the Property, metamorphosed argillaceous and fine-grained arenaceous sediments form quartz-chlorite and mica schists with an east-west foliation in a 2 kilometre-wide belt. Metamorphosed fine-grained sediments outcrop at the headwaters of the Puruni and Putareng Rivers. The general lack of basic rocks and the predominance of andesitic and felsic volcanic rocks with sediments, such as shale and greywacke, indicate that the upper part of the Barama-Mazaruni sequence is widespread within the area.

The deposit type presently envisioned at Toroparu, is that of a gold-copper-bearing mineralizing system, hosted within late Archean to early Proterozoic Barama-Mazaruni metavolcanic greenstones containing disseminated, stockwork, fracture-filling and shear-related veinlet type styles of sulphide mineralization within the drill-delineated deposit area.

Following the two-phase drill program carried out in 2009 by ETK, the drilling has focused on the Toroparu East, Toroparu West and the Pit area. The company carried out infill, definition drilling and step out drilling extending the mineralized zone to the East and West-Northwest.

Drilling to date has outlined a 1600 m long x 300 m wide x 500 m deep subsurface block of poorly stratified, fresh, tuffaceous metavolcanics and derived volcaniclastics that contains up to three discrete continuous mineralized zones of disseminated gold-copper sulphide mineralization. This mineralized corridor has been explored by 93 NQ diamond drill holes, totalling 41,659 m in the open pit area and along the interpreted mineralized trend. This zone of mineralization appears to be open to the east, northwest and to depth.

The Toroparu Deposit was modeled in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005. National Instrument 43-101 reporting standards and formats were followed in this document in order to report the mineral resource in a fully compliant manner.

A Gemcom database was constructed containing 64 surface trenches and 93 diamond drill holes of which 21 surface trenches and 72 diamond drill holes were utilized in the resource calculation. The drilling to date has been conducted at a section spacing of approximately 25-50 metres where possible and all drill holes were drilled across the strike of the Toroparu pit. Grade interpolation was undertaken with the inverse distance squared estimation method.

The Mineral Resources tabulated below for Toroparu were compiled at a 0.41 g/t AuEq cut-off grade for saprolite and a 0.42 g/t AuEq cut-off grade for fresh rock. The cut-off grades were determined using a combination of Au price, G&A, process recovery and processing costs.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E September 2010 Toroparu Open Pit Resource Estimate
Cut-off Grades of 0.41 g/t AuEq for Saprolite & 0.42 g/t AuEq for Fresh Rock

Classification	Tonnes	Au (g/t)	Au (koz)	Cu (%)	Cu (lb M)	AuEq (g/t)	AuEq (koz)
Indicated	98,937,000	0.83	2,640	0.12	261.7	1.04	3,293
Inferred	140,054,000	0.76	3,422	0.07	216.1	0.88	3,952

During preparation of the current Mineral Resource estimate, it became evident that additional drilling would be required to fully delineate the known potentially economic mineralization at the Toroparu Gold-Copper Prospect. Therefore, a program of in-fill diamond drilling to upgrade Inferred Resources to the Indicated category or better is recommended. In addition, a program of step-out exploration diamond drilling is recommended to seek to expand the known resource and test other sub-parallel targets.

With an overall Inferred Resource of approximately 140,000,000 tonnes in the updated mineral resource estimate and geological potential for expansion of “open” resource boundaries, there is good potential not only to significantly expand the current global resource base, but also to increase resource quality in this estimate to Indicated and/or Measured and Indicated by undertaking the phased diamond drill program outlined below.

A multi phased, results driven integrated exploration and diamond drilling program leading to the various levels of economic evaluation and Proposed Budget, to be completed over a 2 year period, is outlined as follows.

Recommended Work Program

A recommended multi phased, results driven, integrated exploration and diamond drilling program and proposed budget leading to the various levels of economic evaluation studies to be completed over a 2 year period, is outlined below.

Update of Current Resource - Summary

Recent drilling from June to September, 2010 consisted of a total of approximately15,000 metres of step-out and infill drilling in approximately 25 inclined holes designed to both infill drill coverage gaps in the current resource and further define and test the resource expansion potential on “open” mineralization and “other” bedrock targets located northwest of the current mineral resource envelope supporting a mineral resource update.

Phase 1 (8 Months) Delineation and expansion of Updated Resource

A Phase I program consisting of 50,000 metres of diamond drilling in approximately 80 inclined holes will be largely directed to in-fill delineation drilling in order to bring the Indicated and Inferred Resource to fully Indicated and or Measured and Indicated Resource quality. In addition, it is recommended that pre-feasibility level engineering (geotechnical and metallurgical) and permitting-related environmental surveys be initiated and continued as outlined in the following proposed budget (all costs are in US$) to test assumptions outlined in a planned Preliminary Economic Assessment. An additional drilling budget allocation for drilling of 25,000 metres in approximately 40 inclined holes is also recommended for exploratory diamond drilling of on-strike extension and other targets along and sub-parallel to the Toroparu deposit horizon. Also included is the initial testing of other targets through a program of airborne and ground geophysical surveying, geological surveying and possible backhoe trenching with follow-up diamond drilling.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Phase II (12-16 months) Feasibility Study

The Phase II Feasibility Study and related resource drilling portion of the proposed budget is presented provisionally on the basis of positive recommendations outlined in an expected Phase I Preliminary Economic Assessment (PEA). PEA assumptions will have been tested and verified by various pre-feasibility level engineering and environmental studies and deemed accurate to acceptable levels before initiating a full Feasibility Study on production from the Toroparu gold-copper resource.

Proposed Budget

A proposed budget of $33,254,000 has been proposed to carry out the recommended work programs over the next 24 months. The 8-month Phase I budget with an estimated cost of $23,254,000 covers completion of a Preliminary Economic Assessment, resource delineation and infill drilling, additional integrated (geology, geophysics, geochemistry) exploration work and step-out drilling and pre-feasibility level geotechnical and metallurgical engineering work. Pending outcomes and recommendations, the results of Phase 1 work will form the basis for a 12-16 month Phase II Feasibility Study and related resource drilling program with an estimated cost of $10,000,000.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

1.0	INTRODUCTION

1.1	TERMS OF REFERENCE

The following report was prepared to provide an NI-43-101 compliant Technical Report and updated Resource Estimate of the gold-copper mineralization contained in the Toroparu Gold-Copper deposit, Upper Puruni River Area, Guyana (the “Toroparu property” or the “Property”).

This report was prepared by P&E Mining Consultants Inc., (“P&E”) at the request of Mr. Rich A. Munson, CEO of Sandspring Resources Ltd., (“Sandspring” or the “Company”). Sandspring is a Canadian based company continued under the laws of Ontario and trades on the TSX-V under the symbol “SSP”, with its corporate offices at:

375 - 8000 South Chester Street	101 - 50 Richmond Street East
Centennial, CO 80112	Toronto, Ontario, M5C 1N7
USA	Canada

Tel: 720.854.0104	807.252.7800
Fax: 303.904.4989

This report has an effective date of Sept 12, 2010.

The most recent site visit to the Property was by Mr. Eugene Puritch, P.Eng. and Mr. David Burga, P.Geo., both qualified persons under the regulations of NI 43-101, on April 27 and 28, 2010.  An independent verification sampling program was conducted by Mr. Puritch at this time.

In addition to the site visit, P&E carried out a study of all relevant parts of the available literature and documented results concerning the project and held discussions with technical personnel from the Company regarding all pertinent aspects of the project.  The reader is referred to those data sources, which are outlined in the “References” section of this report, for further detail.

The present Technical Report is prepared in accordance with the requirements of National Instrument 43-101 (“NI 43-101”) and form NI 43-101F1 of the Canadian Securities Administrators (“CSA”). The mineral resources in the estimate are considered compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

The purpose of the current report is to provide an independent, NI 43-101 compliant, Technical Report and updated Resource Estimate on the Toroparu Gold-Copper Prospect. P&E understands that this report will be used for internal decision making purposes and may be filed as required under the Canadian securities laws and the requirements of the TSX-V regulations. The report may also be used to support public equity financings  and other corporate transactions.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

1.2	SOURCES OF INFORMATION

This report is based, in part, on internal company technical reports, and maps, published government reports, company letters and memoranda, and public information as listed in the "References” section 20.0 at the conclusion of this report. Several sections from reports authored by other consultants have been directly quoted or summarized in this report, and are so indicated where appropriate.

It should be noted that the current report is essentially an update of the previous P&E NI 43-101 Technical Report No. 186 titled “Technical Report and updated Resource Estimate and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”, with a signing date of July 16, 2010. Consequently, the current report has drawn heavily upon material and selected portions of the aforementioned report.

1.3	UNITS AND CURRENCY

Unless otherwise stated all units used in this report are metric. Gold assay values are reported in grams per tonne (“g Au/t”) and copper assay values are reported in percent (“%”), unless some other unit is specifically stated. The US$ is used throughout this report unless otherwise specifically stated.

1.4	GLOSSARY AND ABBREVIATION OF TERMS

In this document, in addition to the definitions contained heretofore and hereinafter, unless the context otherwise requires, the following terms have the meanings set forth below.

“$” and “CDN$”	means the currency of Canada.
“AA”	is an acronym for Atomic Absorption, a technique used to measure metal content subsequent to fire assay.
“Alphonso”	means Mr. Alfro Alphonso, a Guyanese businessman who owns claims within the Toroparu property.
“Alphonso Joint Venture”	means the joint venture agreement between ETK and Alphonso, under which ETK controls small scale claim licenses, Medium Scale Prospecting Permits and Mining Permits on the Toroparu property.
“asl”	means above sea level
“Au”	means gold.
“CIM”	means the “Canadian Institute of Mining, Metallurgy and Petroleum.”
“client”	means Sandspring Resources Ltd.
“cm”	means centimetres.
“Company”	means Sandspring Resources Ltd.
“CSA”	means the Canadian Securities Administrators.
“Cu”	means copper.
“Daniels”	means Mr. Wallace Daniels, the owner of certain claims within the boundaries of the Toroparu property.
“DCP”	is an acronym for Direct Coupled Plasma, a technique used to measure metal content subsequent to fire assay
“E”	means east.
“el”	means elevation level.
“ETK”	means ETK Inc., a private company in Guyana.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

“Ga”	means gigayears, a unit of a billion years.
“General/Administration	means general and administrative costs.
“GGMC”	means the Guyana Geology and Mines Commission.
“Godette Joint Venture”	means the joint venture between ETK and the Godettes.
“GoldHeart”	means GoldHeart Investment Holdings Ltd.
“g Au/t”	means grams of gold per tonne.
“GPS”	means Global Positioning System, a radio navigation system that accurately determines a location with variable accuracy.
“ha”	means Hectare.
“Hazen”	means Hazen Research Inc.
“km”	means kilometre.
“m”	means metre.
“M”	means million.
“Ma”	means millions of years.
“Middle Ground Claims”	means the claims held in a joint venture with Mr. Wallace Daniels.
“mL”	means meter level.
“mm”	means millimetres.
“MPs”	means Mining Permits
“Mt”	means millions of tonnes.
“N”	means north.
“NE”	means northeast.
“NI”	means National Instrument.
“NTS”	means National Topographic System.
“NW”	means northwest.
“NSR”
is an acronym for net smelter return, which means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties, after deducting certain expenditures as defined in the underlying smelting agreements.

“oz/T”	means ounces per short ton.
“P&E”	means P&E Mining Consultants Inc.
“PLs”	means Prospecting Licences.
“Property”	means the Toroparu Gold-Copper deposit, Upper Puruni River Area, Guyana.
“ppm”	means parts per million.
“PPMSs”	means Medium Scale Prospecting Permits.
“S”	means south.
“Sandspring”	means Sandspring Resources Ltd.
“Saprolite”
means a chemically weathered rock, mostly soft or friable and commonly retaining the structure of the parent rock since it is not transported. Saprolites contain predominantly quartz and a high percentage of kaolinite with other clay minerals which are formed by chemical decomposition of primary minerals, mainly feldspars

“SE”	means southeast.
“SEDAR”	means the System for Electronic Document Analysis and Retrieval.
“SW”	means southwest.
“t”	means tonnes (metric measurement).
“t/a”	means tonnes per year.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

“Toroparu property”	means the Toroparu Gold-Copper deposit, Upper Puruni River Area, Guyana.
“tpd”	means tonnes per day
“TSX-V”	means the TSX Venture Exchange
“US$”	means the currency of the United States.
“UTM”	means Universal Transverse Mercator.
“W”	means west.

1.5	ACKNOWLEDGMENTS

This report was structured and prepared by Ms. Jarita Barry B.Sc. under the supervision of Dr. Wayne D. Ewert P.Geo., who, acting as a qualified person as defined by NI 43-101, takes full responsibility for those sections of the report prepared by Ms. Barry, as outlined in the “Certificate of Qualified Person” attached to this report.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

2.0	RELIANCE ON OTHER EXPERTS

P&E has assumed, and relied on the fact, that all the information and existing technical documents listed in the References section of this report are accurate and complete in all material aspects. While we carefully reviewed all the available information presented to us, we cannot guarantee its accuracy and completeness. We reserve the right, but will not be obligated to revise our report and conclusions if additional information becomes known to us subsequent to the date of this report.

Copies of the tenure documents, operating licenses, permits, and work contracts were not reviewed and an independent verification of land title and tenure was not performed.  P&E has not verified the legality of any underlying agreement(s) that may exist concerning the licenses or other agreement(s) between third parties but has relied on, and believes it has a reasonable basis to rely upon the representation of Mr. Rich A. Munson, JD, CEO of Sandspring, with respect receipt by the Company of independent legal due diligence and title opinions.

Similarly, land tenure and other select technical data as noted in the report were provided by Mr. Rich Munson, in his capacity as CEO of Sandspring and P&E has relied on the integrity of such data.

A draft copy of the report has been reviewed for factual errors by the client and P&E has relied on Sandspring’s knowledge of the Property in this regard. All statements and opinions expressed in this document are given in good faith and in the belief that such statements and opinions are not false and misleading at the date of this report.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

3.0.	PROPERTY DESCRIPTION AND LOCATION

3.1	PROPERTY DESCRIPTION AND TENURE

The property descriptions of land held by ETK Inc., (“ETK”), have been updated based on information provided by Mr. Rich A. Munson, CEO of Sandspring and the descriptions contained herein therefore supersede those in any previous reports on the Toroparu property.

ETK, a private company in Guyana, has rights to small scale claim licences, Medium Scale Prospecting Permits (“PPMSs”), Mining Permits (“MPs”), and Prospecting Licences (“PLs”) within the Property. All of ETK’s issued and outstanding stock is owned by GoldHeart. Sandspring acquired its interest in ETK pursuant to the terms of a share purchase agreement dated May 11, 2009, as amended. For further information concerning the acquisition please refer to the Company’s long form prospectus dated November 13, 2009, which is available electronically under the Company’s profile at www.sedar.com.

The Toroparu property is comprised of 7 small scale claim licenses, 167 contiguous PPMSs and 13 MPs that together cover an area of 184,693.8 acres or 74,742.9 hectares. To the north of this block five contiguous PLs cover an area of 57,997 acres or 23,471 hectares. A list of the mineral tenures is given in the following pages.

Mr. Alfro Alphonso (“Alphonso”) Small Scale Claim Licences

Pam 1, Pam 2, Pam 3, Joy 1, Joy 2, Joy 3 and Joy 4 located in or near the Puruni River within the exterior boundaries of Mining Permit A-4/MP/011, described under MPs below, and as reflected on the records of the Guyana Geology and Mines Commission (“GGMC”) following verification surveys and reviews conducted in October, November and December 2007.

Table 3.1:	Land Tenure – Medium Scale Prospecting Permits

GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-106/014/500/95	164/2000	1109	Puruni River	90	June 06, 2011
A-106/015/501/95	165/2000	1199	Puruni River	52	June 06, 2011
A-106/016/502/95	166/2000	1199	Puruni River	51	June 06, 2011
A-106/017/503/95	167/2000	1158	Puruni River	36	June 06, 2011
A-106/018/504/95	168/2000	1158.8	Puruni River	35	June 06, 2011
A-140/000/0247/97	0080/2000	1106	Upper Mazaruni	96	February 10, 2011
A-140/001/0248/97	0081/2000	1200	Upper Mazaruni	105	February 10, 2011
A-140/002/0249/97	0082/2000	1143	Upper Mazaruni	108	February 10, 2011
A-140/003/0250/97	0083/2000	1180	Upper Mazaruni	123	February 10, 2011
A-140/004/0251/97	0084/2000	938	Upper Mazaruni	127	February 10, 2011
A-140/005/0252/97	0085/2000	627	Upper Mazaruni	135	February 10, 2011
A-140/007/0254/97	0086/2000	1106	Upper Mazaruni	131	February 10, 2011
A-140/008/0255/97	0087/2000	1180	Upper Mazaruni	126	February 10, 2011
A-140-009/0256/97	0088/2000	1180	Upper Mazaruni	122	February 10, 2011
A-140-010/0257/97	0089/2000	1180	Upper Mazaruni	107	February 10, 2011
A-140/011/0258/97	0090/2000	1180	Upper Mazaruni	104	February 10, 2011

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-140/012/97	0467/2002	1120	Upper Mazaruni	106	July 07, 2011
A-140/013/97	0659/2002	1120	Upper Puruni	121	October 06, 2011
A-140/014/97	0660/2002	1120	Upper Puruni	125	October 06, 2011
A-140/015/97	0661/2002	1120	Upper Puruni	130	October 06, 2011
A-140/016	5240/2002	1120	Tamakay	133	December 15, 2010
A-140/017/97	0662/2002	1120	Tamakay	68	October 06, 2011
A-140/018/97	0663/2002	1120	Tamakay	129	October 06, 2011
A-140/019/97	0664/2002	1120	Tamakay	124	October 06, 2011
A-140/020/97	0665/2002	1120	Upper Puruni	120	October 06, 2011
A-140/021/268/97	0523/2001	900	Tamakay	139	August 27, 2011
A140/023/270/97	0091/2000	1120	Purini River	158	February 10, 2011
A-140/024/271/97	0092/2000	1120	Puruni River	159	February 10, 2011
A-140/025/272/95	0093/2000	1120	Puruni River	160	February 10, 2011
A-140/026/273/97	0094/2000	1120	Puruni River	161	February 10, 2011
A-140/027/274/97	0095/2000	734	Puruni River	162	February 10, 2011
A-140/028/0275/97	0195/2001	1120	Purini River	141	March 13, 2011
A-140/029/97	0666/2002	1120	Tamakay	143	October 06, 2011
A-140/030/97	0667/2002	1120	Tamakay	142	October 06, 2011
A-141/000/0282/97	225/2000	1164	Pashanamu	101	May 29, 2011
A-141/001/0283/97	226/2000	1164	Pashanamu	100	May 29, 2011
A-141/002/0284/97	227/2000	922	Pashanamu	80	May 29, 2011
A-141/003/0285/97	228/2000	530	Pashanamu	99	May 29, 2011
A-141/004/0286/97	229/2000	1058	Pashanamu	109	May 29, 2011
A-141/005/0287/97	230/2000	1164	Pashanamu	110	May 29, 2011
A-141/006/0288/97	231/2000	551	Pashanamu	128	May 29, 2011
A-184/000/0394/99	0264/2001	941	Puruni River	31	March 11, 2011
A-184/001/0395/99	0265/2001	948	Ikuk River	44	March 11, 2011
A-184/002/0396/99	0266/2001	1137	Ikuk River	59	March 11, 2011
A-184/003/0397/99	0267/2001	987	Ikuk River	76	March 11, 2011
A-184/004/0398/99	0268/2001	1200	Ikuk River	78	March 11, 2011
A-184/005/0399/99	0269/2001	1200	Ikuk River	79	March 11, 2011
A-184/006/0400/99	0270/2001	1020	Ikuk River	98	March 11, 2011
A-184/007/0401/99	0271/2001	927	Ikuk River	97	March 11, 2011
A-184/008/0402/99	0272/2001	869	Ikuk River	77	March 12, 2011
A-184/009/99	0579/2002	804	Upper Puruni	149	August 15, 2011
A-184/010/99	0580/2002	804	Upper Puruni	148	August 15, 2011
A-184/011/99	0581/2002	780	Upper Puruni	147	August 15, 2011
A-184/012/99	0582/2002	1058	Upper Puruni	146	August 15, 2011
A-184/013/99	0583/2002	1170	Upper Puruni	150	August 15, 2011
A-185/001/99	0577/2002	795	Upper Puruni	5	August 14, 2011

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-185/002/99	0578/2002	1143	Upper Puruni	4	August 14 2011
A-185/003/0411/99	0227/2001	795	Puruni River	3	March 07, 2011
A-185/004/0412/99	338/2001	1043	Puruni River	19	May 17, 2011
A-185/005/0413/99	0228/2001	1200	Puruni River	15	March 06, 2011
A-185/006/0414/99	0229/2001	1200	Puruni River	20	March 06, 2011
A-185/007/0415/99	0330/2001	1200	Upper Puruni	28	March 06, 2011
A-185/008/0416/99	0331/2001	1190	Upper Puruni	29	March 06, 2011
A-185/009/0417/99	0424/2001	1190	Upper Puruni	30	May 27, 2011
A-185/010/0418/99	0425/2001	1036	Upper Puruni	43	May 28, 2011
A-185/011/0419/99	0426/2001	1071	Upper Puruni	42	May 28, 2011
A-185/012/0420/99	0332/2001	1071	Upper Puruni	41	March 06, 2011
A-185/013/0421/99	0333/2001	1087	Upper Puruni	40	March 07, 2011
A-185/014/0422/99	0334/2001	1136	Upper Puruni	39	March 06, 2011
A-185/015/0423/99	0335/2001	1200	Ikuk River	38	March 06, 2011
A-185/016/0424/99	0336/2001	637	Ikuk River	58	March 06, 2011
A-185/017/0425/99	0337/2001	658	Ikuk River	57	March 06, 2011
A-185/018/0426/99	0338/2001	658	Upper Puruni	56	March 06, 2011
A-185/019/0427/99	0339/2001	607	Upper Puruni	55	March 06, 2011
A-185/020/0428/99	0340/2001	679	Upper Puruni	54	March 06, 2011
A-185/021/0429/99	0341/2001	637	Upper Puruni	53	March 06, 2011
A-185/022/0430/99	0342/2001	1125	Ikuk River	75	March 06, 2011
A-185/023/0431/99	0343/2001	1125	Ikuk River	74	March 07, 2011
A-185/024/0432/99	0344/2001	1125	Ikuk River	73	March 07, 2011
A-185/025/0433/99	0345/2001	1200	Ikuk River	72	March 08, 2011
A-185/026/0426/99	0346/2001	700	Putaring	71	March 08, 2011
A-185/027/99	0697/2002	675	Upper Puruni	70	October 16, 2011
A-185/028/0436/99	0347/2001	1150	Putaring	95	March 07, 2011
A-185/029/0437/99	0348/2001	1139	Putaring	94	March 07, 2011
A-185/030/0438/99	0349/2001	1035	Putaring	93	March 08, 2011
A-185/031/0439/99	0350/2001	1081	Putaring	92	March 08, 2011
A-185/032/0440/99	0351/2001	1200	Putaring	2	March 06, 2011
A-185/033-0441/99	0352/2001	1200	Putaring	1	March 06, 2011
A-185/034/0442/99	0353/2001	1104	Putaring	9	March 08, 2011
A-185/035/0443/99	0354/2001	1066	Puruni River	10	March 08, 2011
A-185/036/0444/99	0355/2001	1066	Puruni River	14	March 08, 2011
A-185/037/0445/99	0356/2001	1104	Tamakay	13	March 08, 2011
A-185/038/0446/99	0357/2001	1115	Puruni River	17	March 07, 2011
A-185/039/0447/99	0358/2001	1114	Tamakay	18	March 08, 2011
A-185/040/0448/99	0359/2001	1000	Tamakay	26	March 08, 2011
A-185/041/0449/99	0360/2001	1080	Tamakay	27	March 08, 2011
A-199/000/2000	620/2001	1016	Puruni River	64	September 19, 2011

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-199/001/2000	621/2001	1016	Puruni River	81	September 19, 2011
A-199/002/2000	622/2001	1200	Tamakay	82	September 19, 2011
A-199/003/2000	623/2001	1016	Puruni River	83	September 19, 2011
A-199/004/2000	624/2001	1016	Puruni River	85	September 19, 2011
A-199/005/2000	625/2001	1016	Puruni River	87	September 19, 2011
A-199/006/2000	626/2001	1016	Puruni River	115	September 19, 2011
A-199/007/2000	627/2001	1014	Puruni River	117	September 19, 2011
A-199/008/2000	628/2001	1085	Puruni River	118	September 19, 2011
A-199/009/2000	629/2001	1119	Puruni River	114	September 19, 2011
A-199/010/2000	630/2001	1125	Puruni River	103	September 19, 2011
A-199/011/2000	631/2001	1102	Puruni River	102	September 19, 2011
A-199/012/2000	632/2001	1102	Puruni River	111	September 19, 2011
A-199/013/2000	633/2001	1076	Puruni River	112	September 19, 2011
A-199/014/2000	634/2001	1102	Puruni River	113	September 20, 2011
A-199/015/2000	643/2002	1148	Tamakay	119	October 15, 2011
A-199/016/2000	635/2001	725	Puruni River	138	September 20, 2011
A-199/017/2000	636/2001	910	Puruni River	137	September 20, 2011
A-199/018/2000	637/2001	1029	Puruni River	136	September 20, 2011
A-199/021/2000	639/2001	1011	Puruni River	32	September 20, 2011
A-199/022/2000	640/2001	995	Puruni River	33	September 20, 2011
A-199/023/2000	641/2001	965	Puruni River	34	September 20, 2011
A-199/024/2000	642/2001	958	Puruni River	48	September 20, 2011
A-199/025/2000	643/2001	1024	Puruni River	60	September 20, 2011
A-199/026/2000	644/2001	940	Puruni River	37	September 20, 2011
A-199/032/2000	649/2001	1024	Puruni River	61	September 20, 2011
A-199/033/2000	0644/2002	998	Tamakay	45	October 07, 2011
A-199/034/2000	0645/2002	998	Tamakay	47	October 07, 2011
A-199/035/2000	0646/2002	998	Tamakay	46	October 07, 2011
A-199/036/2000	0647/2002	1024	Tamakay	62	October 07, 2011
A-199/037/00	0648/2002	983	Upper Puruni	63	October 07, 2011
A-199/038/00	0649/2002	1140	Upper Puruni	49	October 08, 2011
A-199/039/00	0686/2002	912	Upper Puruni	50	October 08, 2011
A-199/040/00	0687/2002	1072	Upper Puruni	67	October 08, 2011
A-199/041/00	0688/2002	1180	Upper Puruni	89	October 08, 2011
A-199/042/00	0689/2002	963	Upper Puruni	116	October 08, 2011
A-199/043/00	0690/2002	1123	Upper Puruni	88	October 08, 2011
A-199/044/00	0691/2002	1098	Upper Puruni	86	October 08, 2011
A-199/045/00	0692/2002	1098	Upper Puruni	84	October 08, 2011
A-199/046/00	0693/2002	1123	Upper Puruni	66	October 08, 2011
A-199/047/00	0694/2002	1123	Upper Puruni	65	October 08, 2011
A-218/001/2001	0678/2002	585	Tamakay	163	October 15, 2011

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

GS8 Number	PPMS Number	Area (Acres)	Location	Map Number	Renewal Date
A-218/002/2001	0594/2002	693	Tamakay	144	August 15, 2011
A-225/000/2001	0679/2002	1147	Tamakay	151	September 20, 2011
A-225/001/2001	0680/2002	747	Tamakay	152	September 25, 2011
A-225/002/2001	0681/2002	878	Tamakay	153	September 25, 2011
A-225/003/2001	0682/2002	484	Tamakay	154	September 26, 2011
A-225/004/2001	0683/2002	1150	Tamakay	155	September 25, 2011
A-225/005/2001	0684/2002	1140	Tamakay	156	September 25, 2011
A-225/006/2001	0475/2002	1140	Tamakay	157	July 07, 2011
A-302/001	0672/2003	1120	Puruni River	69	November 05, 2010
A-302/002	0671/2003	1120	Puruni River	140	November 05, 2010
D-166/000/2004	946/04	1200	Ororiparu	167	December 07, 2010
D-166/001/2004	947/04	1200	Ororiparu	170	December 07, 2010
D-166/002/2004	948/04	1200	Ororiparu	171	December 07, 2010
D-166/003/2004	949/04	1200	Ororiparu	172	December 07, 2010
D-166/004/2004	950/04	1195	Ororiparu	168	December 07, 2010
D-166/005/2004	951/04	1200	Ororiparu	169	December 07, 2010
D-166/006/2004	952/04	1200	Ororiparu	173	December 07, 2010
D-166/007/2004	953/04	929	Ororiparu	174	December 07, 2010
D-166/008/2004	954/04	1196	Ororiparu	175	December 07, 2010
D-166/010/2004	950/04	1195	Ororiparu	176	January 16, 2011
D-166/011/2004	021/06	1052	Ororiparu	182	January 16, 2011
D-166/013/2004	022/06	444	Ororiparu	177	January 16, 2011
D-166/015/2004	023/06	430	Ororiparu	178	January 16, 2011
D-166/017/2004	024/06	445	Ororiparu	179	January 16, 2011
D-166/018/2004	025/06	1052	Ororiparu	180	January 16, 2011
D-166/019/2004	026/06	1052	Ororiparu	181	January 16, 2011
D-181/000/2005	018/06	927	Puruni Head	165	January 16, 2011
D-181/001/2005	019/06	1014	Puruni Head	166	January 16, 2011
D-181/002/2005	020/06	1093	Puruni Head	164	January 16, 2011

Ten parcels of land are subject to applications for the issuance of PPMSs filed by Mr. Wallace Daniels, a local Guyana resident.  Ownership of PPMSs covering these ten parcels of land is the subject of a dispute between Mr. Daniels and a third party.  Sandspring does not consider the disputed parcels as having any current material value and the parcels do not form any part of the resource estimate for the Toroparu Project and are not included in this Technical Report.

Table 3.2:	Land Tenure – Mining Permits

GS8 Number	MP Number	Area (Acres)	Location	Map Number	Renewal Date
A-4/MP/000//	A-4/MP/010//	1145	Mazuruni	16	April 28, 2011
A-4/MP/001//	A-4/MP/011//	603	Mazuruni	24	April 28, 2011
A-4/MP/002//	A-4/MP/012//	858	Mazuruni	25	April 28, 2011

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

GS8 Number	MP Number	Area (Acres)	Location	Map Number	Renewal Date
A-4/MP/003//	A-4/MP/013//	1098	Mazuruni	23	April 28, 2011
A-4/MP/004//	A-4/MP/014//	992	Mazuruni	6	April 28, 2011
A-4/MP/005//	A-4/MP/015//	1145	Mazuruni	12	April 28, 2011
A-4/MP/006//	A-4/MP/016//	893	Mazuruni	7	April 28, 2011
A-4/MP/007//	A-4/MP/007//	1123	Mazuruni	8	April 28, 2011
A-4/MP/008//	A-4/MP/008//	1117	Mazuruni	11	April 28, 2011
A-4/MP/009//	A-4/MP/009//	1200	Mazuruni	22	April 28, 2011
G-6/MP/000	09/2003	960	Turupuru	195	April 9, 2011
G-6/MP/001	08/2003	1120	Turupuru	194	April 9, 2011
G-6/MP/002	07/2003	996	Turupuru	193	April 9, 2011

Table 3.3:	Land Tenure – Prospecting Licences

PL Number	Area (acres)	Renewal Date
PL 01/2002 GS 14 E-10	11,960	September 18, 2011
PL 02/2002 GS 14 E-09	11,960	September 18, 2011
PL 03/2002 GS 14 E-11	11,986	September 18, 2011
PL 04/2002 GS 14 E-12	10,155	September 18, 2011
PL 05/2002 GS 14 E-13	11,936	September 18, 2011

ETK has four positions of claim ownership in the Upper Puruni Area. The PLs are wholly owned by ETK. The 7 small scale claim licences are located within the exterior boundaries of A-4/MP/011. The MPs and PPMSs identified in Tables 3.1 and 3.2, respectively, by the prefix “A” refer to permits which are owned by Alphonso, and are controlled by ETK under a joint venture agreement (the “Alphonso Joint Venture:”). The “Middle Ground” claims, directly north of the Toroparu pit and south of the PLs are held in a joint venture with Mr. Wallace Daniels and are listed on Tables 3.1 and 3.2, respectively, with the prefix “D”.  The Godette MPs south of the PLs and east of the Topoparu pit are held under a joint venture agreement with the Godette family and are listed on Tables 3.1 and 3.2, respectively, with the prefix “G” (see Tables 3.1 and 3.2).

No geologic work, including surface sampling, trenching, drilling, and or mapping has been performed on the Daniels claims or the Godette MPs by Sandspring and Sandspring assigns no material value to these claims at this time.

Mineral claims are subject to annual rentals by the dates as indicated in Tables 3.1, 3.2, and 3.3. Sandspring acknowledges that the rentals are paid in full for all claims as of the date of this report. ETK has been, and will continue to remain responsible for the payment of rentals. P&E has not reviewed the ability of ETK, GoldHeart, Sandspring or their investors to make payments or maintain these claims.

Payments on the claims are made each year prior to the renewal date of each claim. The ten units designated as A-4/MP/007, A-4/MP/008, A-4/MP/009, A-4/MP/010, A-4/MP/011, A-4/MP/012, A-4/MP/013, A-4/MP/014, A-4/MP/015, and A-4/MP/016, refer to MPs that were converted from PPMSs.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

The rental rates for each of the MPs are the sum of US$1.00 per acre per annum. The rent for each of the thirteen MPs is fully paid.

Mineral tenures in Guyana allow for four scales of operation. These include small scale claims of 1500 x 800 ft. or a river claim consisting of one mile of a navigable river. PPMSs and MPs cover between 150 to 1200 acres each and are restricted to ownership by Guyanese. However, foreigners may enter into joint venture arrangements whereby the two parties jointly develop the property. PLs covering between 500 and 12,800 acres are granted to foreign companies. Large areas for geological surveys are granted as Permission for Geological and Geophysical Surveys with the objective of applying for PLs over favourable ground.

Rental rates for PLs are USD$0.50 per acre for the first year; US$0.60 for the second year, and US$1.00 for the third year. An application fee of US$100.00 and a Work Performance Bond, equivalent to 10% of the approved budget for the respective year, is also payable. The term for PLs is three years with two rights of renewal for one PL year each. After renewing the PLs twice, ETK was given permission to continue renewing on an annual basis. ETK has since requested a renewal for all five PLs for a full three-year term beginning on September 18, 2008.  ETK has been advised by the Guyanese Ministry of Mining that the GGMC has agreed to the reissuance and is processing the necessary paperwork.  ETK has paid all rentals for the PLs that have come due since GGMC agreed to the reissuance.

The Property has not been surveyed formally on the ground. Surveys have been conducted in parts of the Property relating to road-building and access into the Toroparu pit area. Several GPS surveys have been done by ETK personnel to locate drill collar points and by Henry Meixner (author of an earlier NI 43-101 technical report on the Property) in order to locate geological features, sample points, trenches, bench faces, buildings, pit dimensions, tailings impoundments, old workings, roads and other pertinent features surrounding the main operations around the Toroparu pit. The known mineral zones and mine workings, tailing ponds, ore storage, waste storage and historic alluvial workings are contained on MP A-4/MP/011 i.e. the main Toroparu pit area (Table 3.2 Map Number 24), and on A-4/MP/008 (Table 3.2 Map Number 11), A-4/MP/010 (Table 3.2 Map Number 16), A-4/MP/012 (Table 3.2 Map Number 25), A-4/MP/013  (Table 3.2 Map Number 23), and A-4/MP/015 (Table 3.2 Map Number 12).

The Alphonso Joint Venture stipulates that ETK is the sole operator and has the sole decision-making discretion in all matters pertaining to gold exploration of the Property. Royalty payments of 6% are payable to Alphonso on gold production from the properties mined by either placer or conventional mining operations.

The royalty payments to Alphonso are in addition to the 5% royalty payable to the Government of Guyana. The joint venture agreement also gives ETK the option of purchasing 100% of Alphonso’s interest in the Upper Puruni Gold Prospect for the sum of US$20 million dollars. There are no credits against the US$20 million dollar option price for royalty or other payments made by ETK to Alphonso.

The joint venture agreement between ETK and Daniels provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for the Daniels claims and a 1% net profits interest to Daniels with a maximum payment under the net profits interest of US$50,000 dollars.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

ETK has sole operatorship and sole decision-making discretion in all matters pertaining to joint venture operations, including gold exploration on the lands subject to the Godette joint venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette joint venture agreement also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette joint venture for the sum of USD$300,000.  The buyout option does not have an expiry date.  There are no credits against the USD$300,000 option price for royalty or other payments made by ETK to the Godettes.

Alphonso, the Godettes', Daniels and ETK have the exclusive right to conduct mining activities on the lands subject to their respective MPs, PPMSs, PLs, and Small Scale Claim Licences for the recovery of gold for so long as the rentals due on the PPMSs, Small Scale Claim Licences, MPs and PLs are paid and the PPMSs, Small Scale Claim Licences, MPs and PLs are renewed as and when due under the provisions of the Mining Act of Guyana and the Regulations made there under. Under the respective joint venture agreements with ETK, each of the permit holders have granted ETK the exclusive right to conduct joint venture operations on the lands subject to such permits and subject to a personal, non-assignable right to mine being retained by Alphonso and the Godettes on their respective permitted lands.

As of the date of this report all Small Scale Claim Licences, PPMSs, MPs and PLs are in good standing.

To the best of the writers’ knowledge there are no known environmental concerns on the Property.

3.2	LOCATION

The Property is located in the Upper Puruni River Area of north-western Guyana. The geographic location of mining operations is the Toroparu open pit, the main focus of gold mining operations on the Property, is at 06° 27’ North Latitude and 60° 05’ West Longitude, corresponding to UTM co-ordinates of 714450 N and 826200 E. The Property location is shown on Figure 3-1 and the claims area is shown on Figure 3-2. Figure 3-3 shows in detail the projected deposit and saprolite pit outline in relation to the interpreted IP data.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 3-1:  Toroparu Prospect Location Map; from Sandspring & updated by P&E (2010)

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 3-2:  Toroparu Prospect Claim Map from Sandspring (2010)

PL05/2002: GS14:E-13
PL04/2002: GS14:E-12
PL03/2002: GS14:E-11
PL01/2002: GS14:E-10
PL02/2002: GS14:E-9
MAIN PIT
830000mE
720000mN
Putareng River
Mazaruni River
Puruni River
Airstrip
Prospecting Licences (PL) ETK Owned
Mining Permits (MP)
Medium Scale Prospecting Permits (PPMS) Alphonso Claims
Daniels Claims
Godette Claims
MILES
0
5
10
Sandspring Resources Ltd.
TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA
CLAIM MAP
DATE: May 29, 2009
SCALE: As shown
FIGURE: 3-2

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 3-3:  Detail of Toroparu Deposit from Sandspring (2008)

NI 43-101 optimized open pit resource contour
TPD085
TPD086
TPD-089
TPD081
TPD083
TPD079
TPD087
TPD084
TPD082
TPD088
TPD080
TPD091
TPD093
TPD077
TPD075
TPD090
TPD073
TPD076
TPD092
TPD071
TPD072
TPD074
TPD068
TPD067
TPD065
TPD078
TPD070
TPD066
TPD069
N
Drill Holes Locations
Alluvial Pits
Open Pit
River
Indicated contour
Drill Hole
Mine road
823500E
824000E
824500E
825000E
825500E
826000E
826500E
827000E
827500E
828000E
828500E

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	ACCESS

Access to the Toroparu property from Georgetown is via gravel road with the travel time being approximately 8 to 12 hours in the dry season from July to April. Minor delays are encountered at Sherima, Itaballi and Peters Mine/Puruni Crossing. A speedboat from Parika to Itaballi can also be used and a vehicle must be used from Itaballi to the Property. A one hour flight by charter aircraft from Ogle airfield in Georgetown is the most efficient means of transport to the 2,500 ft airstrip at the Toroparu camp. The Essequibo River is navigable from Georgetown to the river port at Itaballi, for transport of heavy equipment by barge and tug boats.

The Property is in deep jungle and temperatures are in the range of 25O C to 30O C throughout most of the year. A wet season occurs in December to February and a second wet period in May to July of each year. Although exploration drilling can be carried out on a year-round basis, the dry season from July to November is the most advantageous time to carry out exploratory surveys such as geochemical sampling, drilling and geophysical surveys.

Labourers with a variety of experience in heavy equipment operation are available in Georgetown and from villages situated along the rivers. Water for drilling is readily available throughout the year. There is no nearby electricity grid and all power is generated on site by four large diesel generators.

The topography is flat to gently undulating to hilly with a relief of a few hundred metres that is occasionally interspersed with steep hills of meta-basic rock, whereas the metasediments represent flatter topographies. The Toroparu pit is adjacent to a very gentle valley and the area surrounding the pit has had berms constructed to contain the tailings from past mining operations. Areas for future waste rock and pre-strip material storage disposal or heap leach pads and potential processing plant sites are readily available in the vicinity of the present operations.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

5.0	HISTORY AND PREVIOUS EXPLORATION

5.1	EXPLORATION HISTORY

The following is a summary of the exploration history of the Toroparu area.

Table 5.1:	Summary of Historical Exploration in the Toroparu Area

Late 1880's to early 1900's
Historic exploitation of alluvial gold and diamonds in the Toroparu area dates back to about 1887. Conolly (1926) described alluvial diamond operations up to about 1914, to the northwest of the Toroparu area. Grantham (1934) described gold and diamond workings in the Majuba Hill and Wynamu areas. The Wynamu River lies adjacent to the Toroparu pit and is labelled as “Toroparu River” on some older maps.

1950	Pollard and Hamilton created a geological map of the area in 1950 on which the locations of gold and diamond workings were noted.
1997
Alphonso commenced alluvial mining at Toroparu in 1997, mining old tailings and river alluvium by washing material into a pit with high pressure water jets and pumping the slurry up to a sluice box. By 1999, much of the alluvial material was exhausted and work proceeded deeper into the underlying saprolite so that the surficial alluvial area was gradually developed into a pit. Mining continued until 2001.

1999
ETK carried out initial auger drill sampling in 1999 to the east and west of the pit area using a mechanized auger and they also evaluated the possibility of re-working the tailings. This was done by auger sampling, grab and channel sampling of tailings and unworked alluvium. Reports by Hopkinson (1999), Uzunlar (2000) and Shaffer (2000, 2001, and 2003) summarize the available assay data. This work reportedly identified an estimated 1.4 million tons of historic auriferous tailings left behind by previous operators, including 0.9 million tons of higher grade material, estimated at a grade of 1 to 2 g Au/t and located south-easterly of the main pit area. There is insufficient data to quantify this estimate as a possible inferred resource however, for the purposes of this 43-101 report.

2000
The Guyana Geology and Mines Commission carried out regional mapping and geochemical drainage sampling (Heesterman et al 2001) that showed an anomalous gold and copper area in the immediate Toroparu area.

ETK also entered into an exploration joint venture with Alphonso. At this time, ETK also commenced rehabilitation and upgrading a 100 km access road into the Property to facilitate the transport of mining equipment and supplies to the mine site.

2001
Alphonso ceased gold mining due to increased pit depth, slumping walls and the pit being water laden in the rainy season. At greater depths, copper grains became more plentiful in the gold concentrates and resulted in lower operating costs, with native copper grains of up to 30% volume reported within the black sand concentrates. Some 15 “land dredges” were employed at the peak of activity in this area. It has been estimated that some 60,000 ounces of gold may have been produced historically over a 70 year period from the Toroparu area.

2001 to 2003
ETK carried out further auger drill sampling in 2001 and 2003 to the east and west of the pit area. Reports by Uzunlar (2000) and Shaffer (2000, 2001, and 2003) summarize the available assay data. This work reportedly identified an estimated 1.4 million tons of historic auriferous tailings left behind by previous operators, including 0.9 million tons of higher grade material, estimated at a grade of 1 to 2 g Au/t and located south-easterly of the main pit area. There is insufficient data to quantify this estimate as a possible inferred resource however, for the purposes of this 43-101 report. ETK acquired the PLs to the north of Alphonso’s claims in 2002.

2003 to 2004
In 2003 and 2004, Heesterman carried out drainage geochemical sampling in the PL blocks to the north of the Toroparu pit area and around the pit itself. This work indicated that gold mineralization may extend at least 6 km to the northwest and 1 km to the southeast of the main pit, as indicated by geochemically anomalous areas of copper and gold.

2004
In 2004, ETK commissioned a gravity circuit to test-mine the gold-bearing tailings and saprolite, utilizing a gravity plant based on results obtained from Hazen Research, Inc (described in Section 15.1), and also conducted exploration for additional gold sources defined in the GGMC regional geochemical and prospecting survey of the Upper Puruni area.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

From December 2004 to April 2007 ETK conducted intermittent, seasonal test-mining from saprolite, in the Toroparu pit using a combination of hydraulic sluicing and a gravity circuit with screens, ball mill, Falcon centrifugal concentrators and shaker tables.

2005
In 2005 and 2006, two phases of trench-channel sampling were completed by Meixner and Wesa to determine the tenor and distribution of gold mineralization in the saprolites of the pit area and to determine the suitability for conducting further exploration. This work indicated that a zone of gold mineralization, over an area of about 180 m x 100 m, was present in the saprolitic rock of the pit area with average grades in the general range of 0.5 to 1.5 g Au/t (grams Au per metric tonne), and that this zone was open in all directions. These positive results prompted the proposal to explore the pit area with diamond drilling.

2006
In late 2006 and throughout 2007 ETK completed an initial drilling program on the Toroparu project consisting of 29 diamond drill holes. The results and details of this drilling program were outlined in the previously published “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect, Upper Puruni River, Guyana” This report was published in 2009 by P&E consultants at the request of Sandspring Resources Ltd.

A 5 km x 4.5 km high resolution Tri-sensor Magnetic and Radiometric Airborne Survey was conducted over the Toroparu property holdings in October 2006 in an attempt to elucidate the covered geology and aid exploration. This survey locates the pit area to lie within a magnetically low area just to the south of a large magnetic high area of unknown provenance. More importantly, the radiometric portion of the survey outlined a number of radiometric potassium anomalies, K1 to K19, that are distributed within the Toroparu Shear Zone. The anomalies are areas of elevated potassium possibly derived from sericitic alteration in underlying intrusive or volcanic rocks and potentially containing associated gold-copper mineralization related to the potassic alteration event.

2008
ETK carried out auger drill sampling in 2008 to the northwest of the pit area over a 2 km x 3 km area, using a mechanized auger. Nine north-easterly lines of auger samples, spaced 500 m apart, were sampled to 5 m depths at approximately 50 m sample intervals. This survey tested the saprolitic rocks beneath the alluvial cover for gold and copper in an area of historic gold workings that lies within the Toroparu Shear Zone to the northwest of the Toroparu pit area. Several clusters of elevated gold and copper values and spot anomalies were identified that suggested the possibility of deeper gold-copper mineralization at this locality.

2009
Following the 2006 and 2007 drilling, ETK commenced a follow up secondary two-phase drill program in August of 2009. The first phase was complete in December of 2009 and a total of 10,102m was drilled over 21 NQ diamond drill holes. Thirteen holes were drilled over the Toroparu open pit area with depths upwards of 500 m.

Soil sampling programs commenced in early 2009 and were ongoing throughout the year. Approximately 2500 saprolite samples were collected using hand and power augers. Vertical depths ranged from 1 m to 15 m and samples were collected from prospect areas Ameeba Hills, Timmermans, Manx, Confluence Area aka ‘Scum Pool’ as well as areas immediately North West along strike extension of the main mineralized deposit area. The soil grids were oriented perpendicular to regional structures, extending approximately 4.5 km to the WNW from the Toroparu resource area. Assay results show several areas of gold enrichment along trend with the highest assay value equal to 9.94 g Au/t.

Forty one trenches totalling 6,000 m were completed from August through October of 2009.  Trenches were spaced 5 km along the strike length of the Toroparu shear zone, with trenches oriented perpendicular to regional structural trends where possible.

Sandspring acquired 100% of GoldHeart, who own 100% of ETK's outstanding stock, in a transaction that closed on November 24, 2009.
2010
A second phase of infill drilling was carried out from January to March of 2010. A total of 14 NQ diamond drill holes for a total of 7,337m was completed during this period. Drilling reached depths upwards of 600 m. Both phases of the 2009 and 2010 drilling extended the resource to the east, west and to depth.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

5.2	PREVIOUS METALLURGICAL TESTING

The following is a summary of past metallurgical testing and mineral processing carried out at the Toroparu property and is intended as an historical reference only.

In 2002 ETK commissioned Hazen Research Inc. (“Hazen”) to evaluate the gold recovery potential of Toroparu tailings. A composite sample, with a calculated head grade of 3.28 g Au/t and weighing 370 kg was tested by Hazen utilizing a combination of rod mill tumbling, heavy liquid separations, cyanide leach tests and froth flotation tests. Results indicated that the Falcon concentrators at the Toroparu property could recover 38.2% of gold in the tailings (representing 54.1% of the gold in the feed to the concentrator), however higher recoveries (to 90%) could be obtained by a combination of grinding to 100 mesh and gravity separation in closed circuit with grinding, followed by either froth flotation or cyanidation.

In 2003 ETK submitted a composite sample of saprolite, weighing 150 kg and with a calculated grade of 2.80 g Au/t, to Hazen for testing.  The sample was submitted to determine the amenability of the saprolite to gold recovery by gravity concentration and froth flotation. Test work showed that with minus 100 mesh grinding and gravity concentration, up to 80.1 % of the gold can be recovered. Recovery increased to 93.9% with froth flotation of the gravity tailings.

Beginning in 2004, ETK intermittently carried out test-mining of the saprolite from the pit, never achieving recoveries of more than about 18%. Low recoveries were attributed to the predominance of fine, micron-sized gold flakes in combination with high viscosity saprolite ore slurries, making gravity capture of the gold very inefficient.

In October 2005, Meixner and Wesa (2006) sampled ore slurries (with average grades of 2.58 g Au/t) that were being mined by ETK in October 2005. Tailings samples, taken during the same time interval as the ore slurries were being processed returned 2.13 g Au/t, indicating significant gold loss in the concentrator plant and gold accumulation in the tailings pond.

During the period from November 19, 2005 to February 28, 2006 accurate production records were kept by ETK of saprolite ore processing through the pilot gravity separation plant (Shaffer, 2006). A total of 59.625 kilograms (1,917 ounces) of gold were recovered from 199,297 metric tonnes of saprolite ore for a calculated recovered grade of 0.30 g Au/t. A weighted average grade of 2.64 g Au/t was determined from hourly pit-head grade samples that were composited daily and analyzed at Loring Laboratories in Georgetown. The recovery rate of the gravity circuit was calculated to be 11%. Metallics assays performed by Loring Labs show that 8.5% of the gold values are in the +150 mesh size fraction.

In February 2006, R. Hyyppa, P.E., consulting mining engineer to ETK, conducted an analysis of the gravity separation procedure at Toroparu by testing the addition of a flotation circuit to improve gold recoveries (Hyyppa, 2006). All flotation concentrate samples were assayed for metallics at Loring Laboratories and testing indicated that 99.5% of the gold in the concentrate occurred in the -150 mesh fraction and that between 49% and 95% of the gold was theoretically recoverable by flotation. Further testing to refine these results was recommended.

In 2009, Sandspring contracted SGS Lakefield Research Limited Metallurgical Testing, to carry out initial metallurgical test work on samples of saprolite ore, saprolite tailing mixture and hard rock from the Toroparu Deposit. Testing has indicated positive results for copper and gold in both the hard rock and saprolite samples and a summary of this work is given in Section 15.1.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

6.0	GEOLOGICAL SETTING

6.1	INTRODUCTION

The Guiana Shield, in northern Guyana, is comprised of late Archean and Paleoproterozoic granites and gneisses and greenstones. This continental Craton represents the western part of the Amazon Craton which is a dismembered portion of the West African Craton and that contains numerous economically important gold deposits within its greenstone sequences in Guyana, West Africa and Venezuela. Economically important and geologically similar gold deposits, hosted in 2.1 billion year-old metamorphosed greenstone sequences, within sheared structural corridors or belts, occur in West Africa in Ghana in the Ashanti gold belt at Obusai, Bogosu and others; at Las Cristinas and El Callao, in the Kilometre 88 district of Venezuela; and, at Omai, Aurora, Tassawini and other localities in Guyana.

These gold deposits all occur in deformed and metamorphosed greenstones that are made up of sequences of alternating mafic to felsic volcanic and sedimentary rocks that have been intruded and mineralized by granitoid batholiths and stocks.

In Guyana, the 400 kilometre-long, regional Makapa Kuribrong Shear Zone, that transects the shield area as a north-westerly structural corridor, contains the Omai gold deposit in the southeast which produced a total of 77 Mt @ 1.5 g Au/t (the reader is referred to the March 31, 2006 Cambior Inc. Annual Information Form which has been filed on SEDAR) as well as the Toroparu Gold-Copper Prospect, situated in the northwest. Figure 6-1 illustrates the geological setting of the Toroparu gold-copper occurrence in the greenstone terrain of northern Guyana.

Geologically, Guyana is divided into a Northern and Southern geological province at 4.5̊ North Latitude. The Northern Province is composed of late Archean gneissic-granitic terrain to early Proterozoic folded metamorphosed rocks that are 2.2 to 1.9 billion years in age. Continental clastic rocks, along with volcanic flow and volcanic sedimentary sequences, were deposited in basins or grabens and were subsequently indurated by folding and compression into greenstone belts that were in turn intruded by granitoid bodies. This was accompanied or followed by mineralizing events during which quartz and gold-bearing sulphides were deposited at sites that had been structurally prepared by brittle fracturing. In northern Guyana, the Barama-Mazaruni Supergroup of late Archean to early Proterozoic metavolcanics, metasediments and granitic complexes, are the host to copper-gold mineralization at Toroparu and to gold mineralization at other localities, such as Million Mountain, Tassawini and Aurora. These localities have been historically exploited for alluvial gold and they are presently being explored anew by modern methods, such as geochemistry and drilling, for large-scale open pit type gold deposits.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 6-1:  Geological Setting from Meixner (2008)

N
Orinoko River
TOROPARU COPPER-GOLD PROSPECT
Atlantic Ocean
Georgetown
El Callao Mining District
Paramaribo
0 200 km
Gros Rosebel
St Elie
Cayenne
Kilometre 88 Mining District
Las Christinas Brisas
Camp Caiman
Omai Mine
Dorlin
Vaoli
Guyana
Amapa
Noyo
Astro
Rio Branco
S. Gabriel De C.
Rio Negro
8°N
6°N
4°N
2°N
0°
66°W
64°W
58°W
56°W
54°W
52°W
50°W
Quaternary & Tertiary
Alluvium
Paleozoic
Sediment
Upper Proterozoic
Basalt
Middle Proterozoic
Paraguza Granite
Metasediment
Basic Sill & Dyke
Roraima Group
Uatuma Group
Granitoids
Ultrabasic Plugs
Lower Proterozoic
Greenstone Belts
Metasediment
Granulites
Archean
Imataca Complex
Granite Gneiss & Migmatite
Placer Workings
After Campbell, 1998; Gibbs & Baron, 1993
Sandspring Resources Ltd.
TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA
GEOLOGICAL SETTING
DATE: November, 2008
SCALE: As shown
FIGURE: 6-1

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

6.2	REGIONAL GEOLOGY

The regional geology of the Upper Puruni-Toroparu area is described by Heesterman et al, in a 2001 GGMC report of the Upper Puruni Area, as well as in several of Heesterman’s internal ETK reports dated, 2003 and 2004, and updated in 2005. These are listed in the References section. Also, Voicu et al. (1999), give a concise description of the greenstone geology of the Omai Area (refer to Figure 6-1) that appears broadly geologically similar to the Proterozoic mineralized lithologies in the Toroparu area. Figure 6-2 shows the most current geology map of the district.

The Toroparu area claims are situated within a northwest-trending belt of lower Proterozoic Barama-Mazaruni Supergroup greenstones that were deformed and metamorphosed during the Trans-Amazonian tectonomagmatic event at about 2.2 and 1.9 Ga. The greenstone sequence is composed of intercalated successions of felsic to mafic and ultramafic volcaniclastic and volcanic flow rocks, with associated continental clastic sequences. The basal members of this succession are thought to be basalts and associated ultramafic bodies that are overlain by intermediate to felsic volcanic strata and are interlayered with immature clastic sedimentary rocks. Metamorphic grade is greenschist to amphibolite facies.

Calc-alkaline felsic to intermediate intrusive rocks ranging from small to batholith size bodies are emplaced within the greenstones and are referred to as the Granitoid Complex or Trans-Amazonian Granitoids, (Gibbs and Barron, 1993). These were intruded synchronous to late in the orogenic cycle and range from granite to diorite and tonalite. In the Toroparu area, Older Granitoids and Younger Granites of undetermined age, just north and south of the open pit, are distinguished and inferred from magnetics and trace element geochemistry of saprolite. The younger granites are thought by some authors to be associated with deposition of gold mineralization at a number of localities elsewhere in Guyana. The possible relationship of these younger granitic bodies to gold-copper mineralization at Toroparu is speculative at present. At Toroparu the areas of granitoids are locally strongly affected by shearing and the granitoids are thought to be younger than the metavolcanic greenstones.

There is a broad similarity between the geology of the Omai gold deposit and the Toroparu area. At Omai, a quartz-monzodiorite stock of 2.09 Ga is associated with an earlier quartz-feldspar porphyry of 2.12 Ga, whereas, the gold-bearing quartz vein stockworks cutting the volcano-sedimentary sequence have been dated at 2.00 Ga. The majority of gold occurrences in northern Guyana occur within the Paleoproterozoic Barama-Mazaruni greenstones and the overall distribution of gold appears to be controlled by north-westerly regional structural breaks, such as the crustal scale, late Trans-Amazonian (1.9-2.2 Ga) Makapa-Kuribrong shear zone. At Toroparu, the gold-copper mineralization is situated within the Toroparu Shear Zone. This shear zone may be a subordinate local structure related to the regional Makapa-Kuribrong shear that is also known as the Mazaruni bend line on some maps or may reflect a subordinate splay structure off the through-going regional northwest-trending Puruni River Shear Zone.

Dominant structural trends are northwest-southeast throughout the Toroparu map area and, the meta-basic bodies, as well as the younger basic bodies, are inferred as being aligned in this direction. Old gold workings and regional geochemical sampling have yielded elevated gold values in rocks, stream sediments and in saprolite. The old tailings areas of the historic gold workings are broadly aligned along the north-westerly trace of the Toroparu Shear Zone, that also trends over the older granitoid body to the northwest of the Toroparu pit.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 6-2:  Regional Geology Map from Meixner (2008)

Younger Basics
Meta-sediment
PROPERTY OUTLINE
Meta-basic-?
Meta-volcanic
PROPERTY
OUTLINE
Older Granitoid
1930's to recent workings
Laterite
Main Pit & Tailings Area
Younger Basics?
Diorite
Younger Basics
Meta-sediment
Younger Granites
Mining Permits
UTM Zone 20N
UTM Zone 21N
Kurupung
Enachu
Peter's Mine
720000 mN
METRES
0
250
500
Projection: UTM Zone 21, Northern Hemisphere (Prov SAD56)
Revised after L. Heesterman, 2003
Sandspring Resources Ltd.
TOROPARU COPPER-GOLD PROPERTY
UPPER PURUNI AREA, GUYANA
REGIONAL GEOLOGY
DATE:
November, 2008
SCALE:
As shown
FIGURE:
6-2

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

6.3	PROPERTY GEOLOGY

The bedrock geology of the Toroparu area is inferred from indirect evidence because the entire area lies within deep jungle that has a deep weathering profile and therefore fresh rock outcrop exposures do not exist. All rock types are altered to saprolite, a mixture of oxidized material and clay. Original compositions and textures of rocks are obscured.

This zone of laterite/saprolite extends typically to a depth of 35 metres in the Toroparu area, as determined by the recent ETK drilling. Thus, the geology is inferred from boulders at alluvial gold workings or road cuts and pits. Trace element geochemical signatures in stream sediments and heavy mineral concentrates of alluvium and other material have been interpreted to ascertain the likely provenance of bedrock types (Heesterman, 2001, 2003). After the Property was taken over by ETK in 2000, the company carried out auger drilling and pit sampling and road construction in 2003, (Shaffer, 2001, 2003). This work revealed additional geological evidence that was incorporated into the interpretation of underlying bedrock types and their distribution.

The dominant lithology of the Toroparu area is undifferentiated Mazaruni Group (2.2-1.9 Ga) metavolcanics and metasediments. Metasediments are usually fine-grained and are metamorphosed to lower greenschist facies. North of the Puruni River, the volcanic rocks are described as variably sheared and metamorphosed, acid to intermediate volcanic with quartz veins that show veining and foliation directions of 110O to 140O. In the northern part of the area, metamorphosed argillaceous and fine-grained arenaceous sediments form quartz-chlorite and mica schists with an east-west foliation in a 2 kilometre-wide belt. Metamorphosed fine-grained sediments outcrop at the headwaters of the Puruni and Putareng Rivers. The general lack of basic rocks and the predominance of andesitic and felsic volcanic rocks with sediments, such as shales and greywackes, indicate that the upper part of the Barama-Mazaruni sequence is widespread within the map area.

Regionally, a northwest-southeast foliation appears to be deflected adjacent to major faults and this foliation is parallel to two stages of quartz veins that are temporally coincident with metamorphism and to later faulting. The Older Basic rocks are metamorphosed to the same degree as the greenstone host rocks and are believed to be minor intrusions rather than flows. Older Granites, south and north of Toroparu, are described as diorite or quartz diorite or granodiorite, from saprolitic rock samples.

Younger Granites (1.94 Ga) occur to the southwest of Toroparu, as shown in Figure 6-2. These granites were intruded after the Trans-Amazonian deformation and are thought to be related to gold mineralization. It is thought that a granitic to granodioritic stock, intersected in Sandspring’s drilling, with possible copper-molybdenum porphyry associations, may be the progenitor of the gold-copper mineralization at Toroparu.

Younger Basic intrusions are predominantly diabase and they have been dated at between 1.54 Ga and 1.84 Ga elsewhere in Guyana.

Thin section descriptions of surface samples of Mazaruni Group rock types include greenschist-facies phyllitic claystones that grade into volcanic sediments of acid to intermediate composition, such as fine-grained feldspar and quartz. Several varieties of rhyolitic tuffs were noted, exhibiting volcanic glass in the matrix. Metamorphosed sedimentary and volcanic rocks frequently display well developed foliation as a result of the alignment of sericite and chlorite which imparts schistose textures. Some lavas of intermediate composition were recognized in thin section, consisting of altered plagioclase with chlorite, epidote and quartz. A specimen of basaltic andesite, exhibiting flow lineation in the groundmass, was sampled. Several samples of silica-rich rock with high iron oxide content suggest a siliceous exhalative origin, as ascertained by previous workers.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

The predominant structure in Mazaruni Group rocks is reflected in a north-westerly foliation caused by the alignment of chlorite, sericite, micas and amphiboles that is also prevalent in parallel-oriented quartz veins. This alignment is well exposed in the Toroparu pit where dips are generally near-vertical. This structural trend has been noted along the Puruni River Shear Zone and can be seen in aerial photos. Heesterman et al (2001) also observed that adjacent to major faults, the bedding and foliation change, and align themselves parallel to the direction of the fault-trend. Most lithological boundaries are thought to be fault controlled. Younger Basic dykes occur along north-easterly faults. It is surmised therefore that the dominant foliation was formed concordant to the geometry of axial planes of folds and was developed during regional folding and, greenschist to amphibolite metamorphism. Variations in strike directions were imparted during later fault movements. North-trending and east-west faults occur throughout the map area, as well as in the Toroparu pit area. With the exception of the disseminated varieties, gold-copper mineralization at Toroparu appears to be restricted to northwest-southeast oriented quartz veins that are aligned more or less parallel with the foliation in the Mazaruni Group greenstones.

Alteration at Toroparu is thought to be potassic in nature, as interpreted from airborne radiometrics (described in a later section), and as deduced from the geochemistry and mineralogy of saprolite samples, indicating a possible granitoid source that may be associated with the Cu-Au-Ag mineralization. This alteration coincides with the juncture of a north-south fault zone with the north-westerly-trending Toroparu shear zone. Elevated amounts of Au (281-2870 ppb), Ag (276 ppb) and Cu (830 ppm) are common in saprolitic rocks taken from the pit and in the alluvial areas surrounding it. This geochemical signature of major elements may suggest a granitic derivation. Minor element associations are also consistent with a granitic or pegmatitic origin. Heavy mineral concentrates from the pit also show high magnetite contents in the saprolites indicating that magnetite is secondary, having been formed by alteration of the rock. Hematite is also ubiquitous in pit samples along with magnetite, this being a typical association with potassic alteration and the iron oxide copper-gold (IOCG) deposit model.

6.4	GEOLOGY OF TOROPARU SAPROLITE OPEN PIT AREA

The original 250 x 200 x 23 metre Toroparu open pit area wholly developed in the saprolite weathered layer is comprised principally of east-west trending purple and brown weathering units of volcaniclastics with less extensive green, tan, and yellow units probably derived from metasediments or from mixtures of sediments and volcanics. The saprolite units are delineated by colour as mappable strata whereas, at depth, they are uniformly green poorly sorted of probable tuffaceous metavolcanics provenance. The saprolitic rocks, within the pit, trend dominantly at 290º and dip sub-vertically, at moderate to steep angles of +/- 70º towards the north or south.

An alignment of the saprolite stratigraphy is discernible between the units in the open pit and those exposed in the trenches located 1200 metres and 550 metres to the west of the pit. The northern portion of the TO6-069 trench contains white kaolinitic saprolite with discrete sub-angular quartz grains reminiscent of a rhyolite. This white unit grades southwards to tan, yellow, brown and reddish terra cotta-coloured saprolite similar in character to the north-south stratigraphic succession that is well exposed in the pit. A stratigraphic continuity of units with unvarying strike, over 1200 metres, is thus possible in the Toroparu area.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Purple and brown units are believed to be derived predominantly from andesitic or basaltic volcanic tuffs and these also may contain subordinate basaltic flows. These hematite-rich units are fine-grained for the most part, but coarse-grained sections, as well as brecciated sections, with igneous clasts, were observed. Several 1 to 2 metre-wide sections, containing parallel and stratigraphically conformable, auriferous quartz veinlets were noted. Average gold grades of 1.17 g Au/t, over 15 m, and 2.20 g Au/t over 20 m, in the west-central part of the pit are representative of such tectonized intervals. Fine grained sections of purple saprolite, devoid of quartz veins, gave base values of 0.48 g Au/t over 50 m, 0.78 g Au/t Au over 28 m and, 0.53 g Au/t over 25 m along the eastern parts of the pit. The brown units are variously fine to coarse grained and may contain sporadic quartz veinlets of up to 1 cm widths, and these are mineralized in the 1 to 2 g Au/t range. The channel samples taken in 2005/2006 were assayed for gold only, whereas, the core samples from the 2006 to 2008 drilling were analyzed for both copper and for gold.

Orange, yellow, red and light brown units represent the same volcanic lithologies but with lesser amounts of oxidized iron. The more intensely coloured units of red and yellow are thought to have been sheared and altered and usually contain elevated levels of gold along with mineralized quartz veinlets. A section of a bench along this orange unit, at the base of the pit, yielded 2.79 g Au/t. Thin 30 to 50 cm sections of orange-red- yellow saprolite are present within the brown and purple units and these are ubiquitously sheared. The green units in the central pit area are andesite feldspar porphyries that may represent metasomatised lithic tuffs or andesitic or basaltic flow rocks. These fine to medium grained volcanics have sheared or faulted contacts, contain auriferous quartz veinlets and fine disseminated and veinlet gold and copper sulphides. The green unit, intercalated with purple, yellow and brown units, in the west-central part of the pit, is sheared and mineralized. At this locality, this unit is an altered andesite feldspar porphyry that was transected at depth, in holes TPD001 and TPD002. Along the eastern pit margins this unit appears as dikes of less than 1 m widths. Gold grades are typically elevated within this unit to values of 2.99 g Au/t over 10 m and 2.18 g Au/t over 8 m in the western and eastern parts of the pit. A section of green and purple saprolite in the central part assayed 2.49 g Au/t over 49 m.

The pale coloured units of yellow, tan and green in the northern part of the pit are likely derived from felsic volcanic rocks and typically contain lesser amounts of gold, usually less than 1 g Au/t g Au/t at surface and at depth.

The 2006 to 2010 core drilling shows the deeper hard rock equivalents to the overlying surficial saprolites are composed of metamorphosed, altered and sulphide mineralized intermediate volcanic tuff fragmentals that are medium to dark green, fine to coarse- grained, poorly sorted and poorly stratified. Up to 80% of the cored sections of the current Toroparu Gold-Copper deposit, to depths of 500 m within and beyond the saprolite pit perimeter, exhibit this fairly typical greenstone lithology.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

7.0	DEPOSIT TYPES

The salient regional features of shear zone-hosted gold deposits in Guyana are that they occur in Paleoproterozoic greenstones and are distributed within major crustal scale structural breaks, such as the northwest-trending Makapa-Kuribrong shear zone, along which the Toroparu gold-copper occurrence is located. The deposit type presently envisioned at Toroparu, is that of a gold-copper-bearing mineralizing system, hosted within lower Proterozoic Barama-Mazaruni metavolcanic greenstones containing disseminated, stockwork, fracture-filling and shear-related veinlet type styles of sulphide mineralization within a drill-delineated block measuring at least 800 m long x 150 m wide x 400 m deep. The gold-copper mineralization of the Toroparu Deposit is presently outlined by 66 exploratory drill holes and 16 trenches in the saprolite open pit area. A persistent granodiorite intrusive with typical porphyry style alteration and mineralization signatures has now been identified at Toroparu from drilling completed to date. A number of elevated potassium anomalies, identified from an airborne radiometric survey over the open pit area, may also be indicative of other, near-surface intrusive bodies that contain potassic alteration and possibly associated gold-copper sulphide mineralization.

The style, distribution and host lithologies of sulphide mineralization at Toroparu, resembles those at the Brisas copper-gold deposit in Bolivar State, Venezuela, located some 150 kilometres northwest of Toroparu. The Brisas deposit (484 Mt @ 0.67 g Au/t  and 0.13% Cu for 10.4 million ounces gold and 1.3 billion lbs Cu), has been extensively explored since 1992 by Gold Reserve Inc. with 800 exploration drill holes. The mineralization at Brisas has been described in an SEG paper by Channer et al, 2005, and in a 43-101 Technical Report by Addison et al., 2006, for Gold Reserve Inc., verified by Meixner (revision of October 15, 2008) and from which the following descriptions are taken.  The Toroparu mineral prospect is at a relatively early drilling stage and no representation  is made by the author of this report that the gold-copper mineralization at Toroparu will be comparable to that at Brisas with respect to geometry, size, grade, extent or volumes of mineralized rock.

At Brisas, the host rocks are deformed and metamorphosed andesitic and rhyolitic lithic tuffs and related sediments of the Caballape formation, as well as a tonalitic intrusive body. All rocks are tilted and metamorphosed to lower greenschist facies. Foliation is parallel to bedding. Four styles of Cu and Au mineralization are present in the Brisas concession and these are characterized by geometry, associated minerals and Au/Cu ratio (Addison et al., 2006). These zones are the Blue Whale body, disseminated gold+pyrite+/-Cu, disseminated high Cu, and shear-hosted Au. The Blue Whale mineralized body is a cigar-shaped, plunging feature, 20 m in diameter that carries the highest Au and Cu grades. The bulk of the ore occurs as disseminations in lensoid bodies in tuff units consisting of auriferous pyrite and narrow 1-2 cm quartz-carbonate-gold veinlets with typical grades of 0.7 g Au/t and low Cu values (Channer et. al., 2005). The Au in the stratiform lenses is highly disseminated but only roughly associated with abundant pyrite. Mineralized rock contains about 2 to 5 percent sulphides and widespread epidote-carbonate alteration with gold occurring as free grains in quartz and as grains and fracture fillings in sulphides. Stratiform lenses of high Cu +/- Au underlie the Au + pyrite lenses and plunge along the bedding foliation in a manner similar to the Blue Whale body with high Au/low Cu lenses. Shear-hosted gold occurrences are emplaced above the larger lenses of disseminated Au mineralization that make up the bulk of the resource and these Au occurrences correlate well with chalcopyrite content, though Cu grades are sub-economic. Copper-gold mineralization, in discrete zones and in disseminated lenses, occurred prior to the main phase of disseminated gold mineralization, which was syn-deformational.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

At Toroparu, disseminated pyrite, chalcopyrite and subordinate minor bornite, chalcocite, covellite, cuprite and native copper grains occur together with gold-copper mineralization similarly to the mineralization styles described at Brisas. The disseminations are in discrete blebs and grains and occasional sulphide-filled hairline fractures. Elevated copper values of 0.1 to 0.4% generally exhibit elevated gold values in the range of 2.0 grams to 5.0 grams per tonne. Quartz-carbonate-pyrite +/-chalcopyrite veins are infrequent but may contain enhanced copper values. Although several drill holes begin and end in mineralization, a zonation of mineralized and barren tuffaceous volcanics is evident, particularly in the south-eastern part of the mineralized corridor. Quartz-carbonate-pyrite-gold veinlets of mm to cm widths, with or without copper and typically with visible gold typically occur near fault planes, as do stockworks of these vein types. The styles of mineralization and their genesis of amalgamation into bodies of potential ore-grade rock at Toroparu are poorly understood and speculative at the present.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

8.0	MINERALIZATION

Historic gold workings are distributed over a 7 km x 1.2 km northwest-trending corridor as described by Heesterman (2003). This zone of gold mineralization is roughly coincident with the Toroparu Shear Zone.

The zone extends from east of the Toroparu pit and extends some 6 km north-westerly along a strike of 300º, as outlined by Heesterman’s geochemical survey. Regional geochemical sampling by the GGMC, including rock samples, saprolite samples and stream sediments taken along drainages and at alluvial mining sites show that elevated values of gold, of up to 12 g Au/t, but, more typically of up to 1 to 3 g Au/t are present in the greater Toroparu area. Past fieldwork indicates that some of the alluvial gold was derived from potassic-altered granitic rocks as well as being derived from quartz veins in greenstones, as seen in float boulders. Maximum values within the pit are 22 g Au/t and 900 ppm Cu from purple saprolite with quartz veinlets. Within the immediate pit area, Heesterman’s bulk leach extractable gold sampling of pit feed yielded elevated values of Au (1.4 ppm), Ag (0.27 ppm) and Cu (894 ppm) with elevated amounts of trace elements, including Bi (14 ppm), Mg (0.23%), V (184 ppm), Sc (36 ppm), Rb (150 ppm), W (6 ppm), As (3-5 ppm), Mo (1-3 ppm). Heavy mineral concentrates from the pit showed hematite, magnetite and rutile in the black sands. East of the pit, gold and native copper grains were recovered from saprolite by Shaffer (2000) from samples of 6 metre-deep auger holes.

In the Toroparu saprolite open pit, gold mineralization is most prominently associated with thin gold-bearing quartz veinlets in purple and brown saprolite units. The veinlets, containing free gold, are white to clear and occasionally black, from included tourmaline, and are typically 0.5 cm to 1.0 cm thick and several decimeters long, where they can be observed in outcrop. They are enveloped by sericite and chlorite skins and sparse limonite. Grab samples, taken by Meixner, returned gold values in the 1.0 to 5.0 g Au/t range with a high value of 12.0 g Au/t. Past workers have reported higher values of several tens of grams per tonne Au and vein thicknesses of several centimeters. Mineralized quartz veins occur singly and in parallel swarms. They have been observed in pit exposures over several metre lengths within 1 to 2 metre-wide zones. Vein densities vary. A one metre-wide quartz vein zone might exhibit some 10 veins for example, or single veins may occur every 30 to 50 centimetres across the width of the zone. The azimuths of the auriferous veins usually vary little from 270 to 300 degrees.

Past work by Uzunlar (2000) indicates that three types of quartz veins may be present in the pit area. In addition to the parallel quartz veins some quartz veins appear to be folded, or have formed along old folded bedding planes where they typically dip to the southwest. The thin, closely spaced quartz vein sets that are parallel to the foliation are the main gold-bearing type and these appear to represent about 75% of the total vein types within the pit. Some semi-horizontal or gently northeast-dipping veins are displaced by other veins, and are thought to be older. Rare, north-easterly-oriented and northeast dipping veins have a similar orientation to some air photo lineaments. Quartz veins can vary from 1 to 2 mm to 0.5 to 1.5 cm and 5 to 10 cm in thickness. All rock types carry quartz veins, but they are most prominently observed in the purple and brown units which also contain the highest gold grades.

The quartz vein sets are thought to be related to brittle deformation of the volcaniclastics within fold flexures and also to zones of shearing. Quartz vein sets were noted most abundantly in coarse grained purple or brown saprolite of either volcaniclastic or granitoid derivation. Quartz veinlets usually accompany shears or faults that are exemplified by distinctive orange-red-yellow metre-wide intervals in the purple or brown units of the western and central parts of the pit area. Limonite stringers can are often discerned in the wall rock saprolite in which the quartz veins occur. Cross-cutting veinlets, typical of well-developed stockwork structures, were not observed. In the south-central pit area, numerous black quartz veins appear to be coloured by black tourmaline inclusions, rather than by manganese. The gold content of quartz veined sections typically returned average grades in the 2 to 5 g Au/t range over 5 metre sections of channel samples.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

The green andesitic feldspar porphyry unit in the central saprolite pit area also contains elevated levels of gold mineralization. An outcrop of green porphyry, at the western edge of the pit, slightly more resistive than adjacent brown-purple units, trends towards the eastern edge of the pit manifesting itself as a series of andesitic dikes. Gold content in the green porphyry assayed 2.99 g Au/t over 10 m in channel samples of this outcrop. A 35 m wide section of green and purple strata returned 2.49 g Au/t from the central trench in the pit. In comparison, the brown units, with relatively sparse quartz veins, enclosing the green saprolite, yielded lesser grades of 1.03 g Au/t over 25 m and 1.44 g Au/t over 35 m at the western pit extremity. The quartz-veined purple unit, situated south of the main green unit, returned 2.20 g Au/t over 20 m.

Gold is also present as free disseminated grains in saprolite that is devoid of quartz veins. This mode of occurrence suggests that the gold may have been originally encapsulated in disseminated sulphide blebs or in hairline fracture-coatings that are now oxidized and clay-altered. Gold content in saprolite devoid of quartz veins typically returned less elevated, but significant, gold grades of 0.5 to 1.5 g Au/t.

Trench sampling of continuous channels across the strike of foliation of saprolite units in October 2005 and March 2006 has outlined a principal zone of gold mineralization that was 180 m long and, from 95 m to 120 m wide, and that was enclosed by lower grade zones to the north and south. An aggregate weighted average grade of 1.64 g Au/t over 95 m, true width, was present at the western extremity of the pit. An aggregate weighted average grade of 1.17 g Au/t over 120 m, true width, was present at the eastern pit extremity. The main mineralized zone enclosed intervals of 1.91 g Au/t over 65 m at the western pit margin; 1.87 g Au/t over 65 m in the central pit area, and, 1.42 g Au/t over 58 m at the eastern pit margin, as determined from the 16 trenches in saprolite of the pit area.

The core drilling of 2006-2010 has shown that the pit area is underlain by a poorly sorted succession of tuffaceous intermediate to metavolcanics that contain ubiquitously distributed sulphide gold-copper mineralization from surface to the deepest drilled depths of about 415 vertical metres. The predominant style of mineralization is fine to coarse grained disseminations of sulphide blebs, comprising pyrite and chalcopyrite with subordinate amounts of chalcocite, bornite, cuprite, covellite and native copper. The sulphide content of the core is usually less than about 3%. The range of gold-copper values varies from high grades of 1.29 g Au/t and 0.28% Cu over 303 drilled metres (including 138 m of 2.07 g Au/t and 0.48% Cu from 191 m to 329 m) in hole TPD004, to a low grade of 0.18 g Au/t and 0.08% Cu over 24 drilled metres in hole TPD009. This range of values is generally representative of the tenor of mineralization at Toroparu.

Subordinate to the widespread disseminated mineralization are quartz-carbonate-sulphide veinlets of mm to cm in width, sulphide-coated fractures, sheared veinlets of quartz-carbonate–sulphide-sericite and stockwork quartz-sulphide veinlets that generally carry enhanced Au values of 2.0 to 5.0 g Au/t or more, and Cu values of better than 0.1% Cu. Silver values are also present

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

sporadically, as is rare molybdenite and tourmaline. The pyrite and chalcopyrite veinlets are typically enveloped by epidote, chlorite and sericite.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

9.0	EXPLORATION

Apart from recent 2010 diamond drilling, which is detailed in Section 10.0 of this report no additional exploration has been carried out on the Property during 2010. However, information is now available on the Gradient Array IP Survey carried out in 2009 in the form of a report provided to Sandspring by Insight Geophysics Incorporated (see Appendix VIII).

All previous exploration carried out at the Property prior to 2009 has been described in Section 5.1 of this report

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

10.0	DRILLING

All previous drilling carried out on the Property has been described in Section 5.1 of this report.

10.1	2010 DRILL PROGRAM

The current program is following the 2006 and 2007 drilling undertaken by ETK, and the two-phase drill program in 2009 completed by ETK (later continued by Sandspring). The drilling is focused on the Toroparu East, Toroparu West and the Pit area. The company carried out infill, definition drilling and step out drilling extending the mineralized zone to the East and West-Northwest.

The 27 NQ diamond drill holes (TPD067-TPD093) were drilled from April 2010 to the middle of August 2010 totalling 15,834m. The holes were drilled East and West of the Toroparu pit area. The down-hole length of the holes varies from 389 m to 780 m.

These holes were typically inclined at -45 or -50 deg, towards either the Northeast (at an azimuth of 027) or Southwest (at an azimuth of 207) and reached total down-hole depth 780 m.

Most of the holes were drilled along trend to the Northwest and outside of the mineralized zone approximately 1400 m from the outline of the previous contour of the indicated resource.

TPD074 was drilled approx 530m East of the pit. TPD077 - drilled 500 m to the West along trend. Hole TPD078 was drilled outside of the currently defined zone of mineralization towards the South approximately 500 m from TPD053 and returned negligible Au and Cu results. TPD089 was collared to the West along the trend on a step out distance.

The drilling along trend to the Northwest and outside of the mineralized zone approximately 400 m from TPD052 was performed to outline the contour of the indicated resource and extend the resource to Northwest. Holes TPD078 and TPD079 were drilled off trend towards the Southwest on exploration targets from the 2009/2010 IP survey.

TPD080 was designed to be step out hole to extend the mineralization to the Northwest approximately 150m along trend.

TPD081, TPD082, TPD084, TPD085, TPD086 and TPD089 were designed as exploration holes, drilled towards Northeast targeting low IP anomalies. TPD083 and TPD087 were also exploration holes drilled towards Southwest on low IP anomalies.

TPD080, TPD088 and TPD093 returned back with very good results and reconfirmed the strong presence of gold mineralization in the area.

The drilling extended the mineralized zone (and the resource) to the East, West and to depth.

All holes were cored with HQ rods within saprolite and transition zone sections, followed by NQ rods within the hard rock and angled roughly perpendicular to the trend of mineralization. Recoveries ranged from between 70-90% in saprolite to 98-100% in hard rock.

Figures 10-1 to 10-3 are representative cross-sections through the Toroparu Deposit showing corresponding drillholes on each section from all phases of drilling.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Table 10.1:	Summary of Mineralized Drill Intercepts from the 2010 Drill Program

Hole No	From (m)	To (m)	Length (m)	Au-avg (g/T)	Cu-avg (%)
TPD067	349.50	352.50	3.00	0.899	0.239
	397.50	402.00	4.50	0.802	0.269
	465.00	469.50	4.50	0.949	0.160
	492.00	505.50	13.50	0.611	0.168
TPD068	235	236.5	1.5	1.510	0.410
	283	298	15	0.650	0.100
	319	451	132	0.670	0.020
TPD069	68	86	18	0.540	0.020
	450.5	582.5	132	0.650	0.070
TPD070	0	4	4	0.740	0.060
	13	14.5	1.5	0.790	0.030
	131.5	133	1.5	1.100	0.050
TPD071	25.5	300.5	275	0.660	0.080
TPD072	75	91.5	16.5	0.690	0.080
	196.5	201	4.5	0.920	0.110
	369	370.5	1.5	4.160	0.010
	391.5	394.5	3	1.170	0.050
	423	453	30	0.710	0.030
	481.5	490.5	9	0.900	0.020
TPD073	40	43	3	0.840	0.010
	328.5	382.5	54	0.880	0.060
	426	435	9	1.800	0.000
	483	609	126	0.930	0.010
TPD074	147.5	149	1.5	1.530	0.000
	176	182	6	0.780	0.050
	276.5	279.5	3	4.710	0.170
	338	339.5	1.5	1.570	0.010
TPD075	1	10	9	3.050	0.000
	34	35.5	1.5	3.380	0.010
	145.5	148.5	3	1.240	0.010
	207	208.5	1.5	43.900	0.010
	244.5	267	22.5	0.520	0.060
	307.5	328.5	21	0.690	0.150
	381	384	3	8.530	0.030
	466.5	525	58.5	0.680	0.110
TPD076	352.5	522	169.5	1.215	0.034
TPD077	605.5	611.5	3	2.124	0.265
TPD078	7	17.5	10.5	1.284	0.032
TPD079	579	580.5	1.5	1.720	0.134
TPD080	423	429	6	2.865	0.020
	468	469.5	1.5	2.353	0.037
	498	649.5	151.5	1.068	0.039

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Hole No	From (m)	To (m)	Length (m)	Au-avg (g/T)	Cu-avg (%)
	658.5	660	1.5	1.546	0.258
	675	681	6	1.922	0.252
TPD081	127.5	129	1.5	1.666	0.010
	198	199.5	1.5	2.000	0.010
	348	349.5	1.5	3.300	0.020
	444	445.5	1.5	2.130	0.000
	453	483	33	1.080	0.010
	513	514.5	1.5	2.070	0.010
TPD082	176	177.5	1.5	3.690	0.010
TPD083	562	563	1	3.220	0.040
TPD084	150.5	152	1.5	3.070	0.030
	308	309.5	1.5	2.030	0.070
	311	312.5	1.5	2.970	0.010
TPD085	187.5	189	1.5	31.900	0.000
	265.5	267	1.5	1.900	0.010
	282	301.5	19.5	0.880	0.040
TPD086	485.5	487	1.5	1.760	0.010
TPD087	93	94.5	1.5	4.440	0.050
	97.5	99	1.5	1.510	0.010
	543	544.5	1.5	3.550	0.000
	544.5	546	1.5	2.370	0.000
TPD088	320	321.5	1.5	1.930	0.000
	335	336.5	1.5	1.610	0.010
	357.5	359	1.5	3.880	0.000
	408.5	410	1.5	17.500	0.020
	465.5	500	34.5	0.610	0.040
	474.5	476	1.5	1.820	0.080
	489.5	491	1.5	1.810	0.030
	497	498.5	1.5	1.650	0.020
	518	519.5	1.5	1.830	0.060
	546	697	151	0.760	0.050
	709	710	1	1.660	0.060
	718	719	1	5.400	0.020
	723	724	1	4.640	0.010
TPD089	141	142.5	1.5	3.100	0.070
	214.5	216	1.5	2.850	0.000
	409.5	411	1.5	3.040	0.000
	420	421.5	1.5	1.640	0.000
	511.5	535.5	22.5	1.130	0.010
	585	586.5	1.5	3.710	0.000
TPD090	185.5	188.5	3	2.330	0.310
	190.5	191.5	1	4.640	0.170
	220	221.5	1.5	1.760	0.040

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Hole No	From (m)	To (m)	Length (m)	Au-avg (g/T)	Cu-avg (%)
	436	437	1	12.600	0.050
	437	438	1	2.740	0.020
	451	470.5	19.5	0.510	0.090
TPD091	108	109.5	1.5	1.660	0.010
	169.5	171	1.5	1.620	0.010
	193.5	195	1.5	7.000	0.000
	210	211.5	1.5	1.800	0.070
	262.5	264	1.5	4.360	0.040
	310	343.5	33.5	0.980	0.040
	453	629	172	0.720	0.090
	644	645	1	1.530	0.150
	663	664	1	7.500	0.460
	680	681	1	1.530	0.270
	693	694	1	1.540	0.210
	31	32.5	1.5	1.120	0.030
TPD092	89	90	1	1.650	0.170
	117	118	1	3.530	0.010
	249.5	257	7.5	0.650	0.030
	291.5	293	1.5	6.400	0.070
	396	397	1	1.690	0.310
	423.5	428	4.5	0.910	0.210
TPD093	150.5	155	4.5	0.980	0.010
	162.5	164	1.5	2.240	0.010
	203	204.5	1.5	1.630	0.020
	243	353	110	0.900	0.060
	450.5	451.5	1	1.510	0.070
	484	540.5	56.5	1.080	0.090
	623	624	1	3.600	0.140
	703	704	1	2.030	0.390

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 10-1:P&E 2010 Cross Section 1700NW through the Toroparu Prospect showing both the Main and North zones of gold-copper mineralization.

BASELINE
MINERALIZED ZONE
200 EL
SAPROLITE
NORTH
MINERALIZED ZONE
SURFACE
TPD041
TPD017
TPD019
TPD005
SAPROLITE
0 EL
TPD062
-200 EL
TPD030
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1700 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
June 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 10-2:P&E 2010 Cross Section 1800NW through the Toroparu Prospect showing both the Main and North zones of gold-copper mineralization. (The trenches depicted in this figure have been used for geological and mineralization continuity purposes only and not for mineralization content.)

BASELINE
MINERALIZED ZONE
200 EL
NORTH
MINERALIZED ZONE
SURFACE
TPD027
TPD016
TPD064
TPD031A
TPD031
TPD004
TOP-83-88
SAPROLITE
SAPROLITE
0 EL
-200 EL
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1800 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
June 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 10-3:P&E 2010 Cross Section 1950NW through the Toroparu Prospect showing both the Main and North zones of gold-copper mineralization. (The trenches depicted in this figure have been used for geological and mineralization continuity purposes only and not for mineralization content.)

BASELINE
MINERALIZED ZONE
200 EL
NORTH
MINERALIZED ZONE
SAPROLITE
SURFACE
SAPROLITE
0 EL
-200 EL
-400 EL
GREENSTONE / TUFF
META VOLCANICS
0 50 100 200
METRES
Cu %
+ 5.0
2.0 - 5.0
1.0 - 2.0
0.4 - 1.0
0.3 - 0.4
0.1 - 0.3
Au g/t
+ 0.75
0.5 - 0.75
0.3 - 0.5
0.15 - 0.3
0.1 - 0.15
LEGEND
MINERALIZED SAPROLITE
MINERALIZED FRESH ROCK
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU GOLD-COPPER DEPOSIT
VERTICAL SECTION 1950 NW
CORRIDOR WIDTH ± 25m - LOOKING N 297°
Scale 1:5,000
June 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

11.0	SAMPLING METHOD AND APPROACH

All sampling of drill core for holes upward from TPD066 was done under the supervision of Brian Ray, the new exploration manager for Sandspring in Guyana. This work is carried out on site in a specially constructed core logging and core storage facility near the open pit. The core storage is housed in a large industrial steel container with wooden core racks that can be secured with locks. Adjacent to the core storage, long core logging tables, with fluorescent lights and a diamond saw area, facilitate core logging and sample processing.

The core is first cleaned, labelled and tagged and then photographed in three box batches for reference. The core is marked in one metre or 1.5 metre lengths which are then split in half along their length. HQ saprolite samples are split with a knife and the NQ hard rock core is sawn in half with a diamond saw. Half of the core is put in marked sample bags with an appropriate tag. The other half is placed in the core box for logging and storage. Ten samples are placed in rice sacks which are then labelled, weighed and marked for weekly transport to Acme Labs in East Coast Demerara, Guyana.

After every 20th sample, a certified reference material (a.k.a. CRM, standard), a core duplicate and a blank were inserted into the sample stream. Up to and including hole TPD066, the blank material was sourced from an outcrop of diabase instrusive, located approximately one kilometre south of the mineralized area. Post hole TPD066 a silica blank BL-6, purchased from CDN Resource Labs was used.

The core was sampled in 1.0 and 1.5 metre intervals in a continuous fashion throughout each drill hole from the top most saprolite sections to final depths in greenstones. This approach ensured that the finely disseminated nature of the sulphides was adequately sampled and assayed over the entire core length.

There are no obvious drilling, sampling or recovery factors that would impact the reliability of the samples.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	2010 DIAMOND DRILL PROGRAM

All drill core samples were prepared under the supervision of Brian Ray, P. Geo. for the 2010 drilling at Toroparu. The field geologists were assisted by three trained helpers who split, bagged and prepared the sample batches.

The core samples are stored at the Toroparu camp in a locked steel shipping container and are transported by truck to the lab in East Coast Demerara, Guyana for sample preparation, and forwarded to either Acme Analytical Laboratories S.A., of Santiago, Chile or Acme Analytical Laboratories (Vancouver) Ltd., of Vancouver, British Columbia for analysis.

12.2	ACME ANALYTICAL LABORATORIES (“ACME”)

Acme Labs operates 19 offices in 11 countries. Acme implemented a quality system compliant with the International Standards Organization (ISO) 9001 Model for Quality Assurance and ISO/IEC 17025 General Requirements for the Competence of Testing and Calibration Laboratories. On November 13, 1996, Acme became the first commercial geochemical analysis and assaying lab in North America to be accredited under ISO 9001. The laboratory has maintained its registration in good standing since then.

In 2005 the Santiago, Chile laboratories received ISO 9001:2000 registration with the preparation facilities in Mendoza, Argentina and Guyana following in 2006. Acme’s Lima, Peru facility has just completed their registration audit.

Both the Vancouver and Santiago hub laboratories are working toward ISO 17025:2005 accreditation and are expected to complete the accreditation process within the next year.

At Acme in East Coast Demerara, the samples are dried and the entire sample is crushed to better than 70%, passing -10 mesh. A 1000 gram split is taken and pulverized to better than 85% passing -200 mesh. The pulps are sent to Acme in either Santiago, Chile or Vancouver, British Columbia where they are analyzed for gold and copper.

All copper samples were analysed by four-acid digest with AAS finish. The majority of gold samples were analysed by lead collection fire assay method with AAS finish (50 gram charge). All samples with results >5 g/t were further analysed by lead collection fire assay method with a gravimetric finish. Select samples were also analysed by Total Metallic Screen method as required and, more recently, select batches were sent for analysis by Total Metallic Screen method only.

The sample preparation procedures, security and analytical procedures carried out at the Toroparu mine site and at the various analytical laboratories are all in accordance with industry best practices and accepted industry standards.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

13.0	DATA VERIFICATION

13.1	SITE VISIT AND INDEPENDENT SAMPLING

The Toroparu Property was visited by Eugene Puritch, P. Eng. and David Burga, P. Geo. on April 27 and April 28, 2010. Data verification sampling was done during the visit by taking ¼ splits of the remaining half core, with a total of 19 samples taken from 11 holes. The samples were then documented, bagged, and sealed with packing tape and were brought back to Canada by Mr. Puritch. From there the samples were brought to ActLabs in Toronto, Ontario for analysis.

At no time, prior to the time of sampling, were any employees or other associates of Sandspring advised as to the location or identification of any of the samples to be collected.

A comparison of the P&E independent sample verification results for gold and copper versus the original assay results can be seen in Figures 13.1 and 13.2.

Figure 13-1:                      Independent Sample Verification Results for Gold

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Figure 13-2:                      Independent Sample Verification Results for Copper

13.2	QUALITY CONTROL PROGRAM (QC)

Sandspring maintained the QC program that had been initiated with hole TPD01, with the addition of certified reference materials, blanks and field duplicates to the sample stream.  Beginning in hole TPD071, samples were grouped into numbered batches consisting of 35 samples, which included the insertion of two certified reference materials, a blank, as well as a field duplicate, a coarse reject duplicate and a pulp replicate.

1.
The QC in this section covers new holes TPD067 through TPD093 which were additional holes utilized in the current updating of the Resource Estimate that is the subject of this report . For an  account of the QC on previous  holes used as the basis for earlier Resource Estimates the reader is referred to the previous technical reports titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” dated July 16, 2010 and “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana” and dated January 6, 2009; both of which are  filed on www.sedar.com.

Close to 14,000 samples in 391 batches were sent to Acme for analysis. Included in this number were some 680+ certified reference material samples and 327 blank samples. There was a cumulative total of 268 field, 290 coarse reject and 286 pulp duplicate pairs available for precision statistics.

An evaluation was completed on all the data, the results of which are presented in the following sections.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

13.3	PERFORMANCE OF CERTIFIED REFERENCE MATERIALS

Sandspring inserted between six and seven different certified reference materials for holes TPD067 to TPD093.

All results for all reference materials were examined in detail including graphs of each with the performance gates based on the standard deviations of the between lab round robins as per the certification spec sheets. Any failure of the Au or Cu reference materials to meet the criteria was examined in detail and dealt with. All the data included for the current resource have passed the rigorous quality control program.

13.4	PERFORMANCE OF BLANK MATERIAL FOR HOLES TPD067 TO TPD093

A new blank material BL-6, purchased at CDN Resource Labs in British Columbia was integrated into the sample stream after hole TPD057 and the original blank, comprised of diabase was phased out completely by hole TPD067. BL-6 is not certified as being sterile for copper, however the average copper value in 327 samples was 0.006% with a standard deviation of 0.0014.

Of the 327 values for gold, there were two failures which were slightly over the upper threshold of three times the detection limit. All internal lab blanks for the batches in which the two failures occurred reported less than detection limit, and no action was required.

13.5	PERFORMANCE OF DUPLICATES

Statistics on the almost 300 pairs of field, coarse reject and pulp duplicates were completed using an Absolute Relative Difference plot and a Thompson-Howarth Precision plot and comparing results from the two.

Precision for gold showed definite improvement from the field (core) duplicate to the coarse reject duplicate level. The coarse rejects and pulps have almost identical precision at 13%, which is excellent for the coarse reject, however it is less precise at the pulp level. In an attempt to improve on precision at the pulp level, the crushing protocol was modified from hole TPD088 and upward to include a higher percentage of material passing the -10 mesh screen.

Copper pulp duplicates demonstrated excellent precision at 3.5%.

The authors consider that the data are of good quality for use in a resource estimate.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

14.0	ADJACENT PROPERTIES

There are no current properties of merit situated immediately adjacent to the Toroparu property. The nearest property considered of relevance is the Peters Mine Property, which is situated 100 km east of the Toroparu property, and is currently being explored by Guyana Goldfields. This property has reportedly produced 42,000 ounces of gold between 1905 and 1916. The geological setting at Peters Mine, as described by Cargill and Gow in a 43-101 technical report dated January 2004, appears to be somewhat similar to the geological setting at Toroparu..

The Peters Mine property is underlain by greenstones, volcaniclastic sediments and intrusives of the Barama-Mazaruni Supergroup that are locally, unconformably overlain by conglomerates and sandstones of the mid-Proterozoic Roraima Supergroup. A broad shear zone is present, as at Toroparu. The host rocks at Peters Mine are clay-rich sandstones. In the main zone primary gold mineralization occurs in quartz veins with sericite alteration envelopes. Most of the gold is free, similar to Toroparu, and geological ore controls are not understood at present. However, it is known that gold mineralization is structurally controlled and epigenetic. Gold may be present in veins or in distinct wallrock alteration zones. Pyrite and arsenopyrite are the main sulphide species at low metamorphic grades. Wallrock alteration forms a zoned halo 0.2 to 200 metres wide.

Alteration is related to potassium, oxygen, sulphur and carbon dioxide metasomatism. Subtle distal potassium and carbon dioxide metasomatism can be explored using alteration indices and trace element distribution. Trace elements include silver, arsenic, boron, bismuth, molybdenum, lead, antimony, tellurium and tungsten. There is typically a low base metal content associated with gold mineralization.

In January 2004 Cargill and Gow reported an Indicated Resource of 420,000 tonnes with an average grade of 1.9 g Au/t in the tailings and an Inferred Resource of 353,000 tonnes with an average grade of 2.8 g Au/t in saprolite.

The reader is cautioned that the information regarding the mineralization on the Peters Mine property has not been verified and is not necessarily indicative of any mineralization that maybe present on the Property that is the subject of this report.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

15.0	MINERAL PROCESSING AND METALLURGICAL TESTING

All mineral processing and metallurgical testing carried out prior to 2009 has been discussed in Section 5.2 of this report. Sandspring have not undertaken any further mineral processing or metallurgical testing since the metallurgical testing summarized in Section 15.1 below.

15.1	2009 SGS LAKEFIELD RESEARCH LIMITED METALLURGICAL TESTING

Sandspring undertook initial metallurgical testing on samples from the Toroparu Deposit in 2009. The samples were sent to SGS Lakefield Research Limited and consisted of saprolite ore, saprolite tailing mixture and a hard rock composite. The following is a summary taken directly from the June 2009 SGS Lakefield Research Limited report (Lan et al, 2009) and is intended for reference purposes only.

“An initial metallurgical scoping test program was conducted on the saprolite and hard rock ore samples from the Toroparu deposit of Sandspring Resources Inc. in Guyana. The goal of this program was to scope the amenability of Toroparu ore to typical gold extraction and copper recovery methods. In addition, baseline environmental and batch cyanide destruction tests were conducted to identify potential environmental liabilities associated with the conditions under consideration.

The saprolite tailing mixture sample assayed 0.6 g/t Au. The hard rock core composite assayed 1.43 g/t Au and 0.17% Cu.

The rougher flotation scoping tests on the hard rock composite showed that the copper and gold recoveries in the rougher concentrate were ~97% and ~93%, respectively. The mass pull was 2.5-3.6%. These results show that the copper and gold in the hard rock ore were effectively recovered by flotation.

The 72-hour cyanidation and 48-hour CIL tests on the rougher flotation tailing from the hard rock composite showed that 70-74% of the gold could be extracted. Conventional cyanidation conditions were applied in the tests. The overall gold recovery in the flotation rougher concentrate and cyanidation of flotation tailing was about 98%. A 72-hour cyanidation test on the copper rougher flotation concentrate suggested that approximately 68% of gold was leached.

The 72-hour cyanidation and 48-hour CIL tests on the saprolite gravity tailing mixture revealed that >95% of the gold was extracted using conventional cyanidation conditions and the cyanide consumption was low. The results indicate that the saprolite tailing mixture responded well to cyanidation.

A basic environmental test program characterised three waste samples: (1) a blend of two waste rocks (Sandspring Blended Waste Rock); (2) a CIL residue of hard rock flotation tailings (F2 Ro Tails); and (3) a saprolite tailing CIL residue (CIL-6 Residue).

Whole rock analyses determined that the Toroparu waste products (Sandspring Blended Waste Rock, F2 Ro Tails and CIL-6 Residue) were comprised primarily of silicates with moderate amounts of aluminum and iron. Minor amounts of calcium and sodium were also evident in the Sandspring Blended Waste Rock and F2 Ro Tails samples; however, only trace amounts of these elements were reported in the CIL-6 Residue sample. Inductively coupled plasma-optical emission spectroscopy/mass spectroscopy (ICP-OES/MS) elemental analyses confirmed the whole rock results.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Synthetic precipitation leaching procedure (SPLP) extraction testing of the waste products reported alkaline final pH values indicative of the inherent buffering capacity of the waste samples tested. Significant concentrations of calcium, sodium and silica were also evident in the leachates. With the exception of alkaline pH values, all World Bank controlled parameters in the SPLP leachates reported at concentrations well within the designated limits.

Modified acid base accounting (ABA) tests clearly indicated the significant neutralization capacity of the Sandspring Blended Waste Rock and F2 Ro Tails samples and suggested that these samples have the potential for acid consumption. The non acid generating nature of these samples was confirmed during net acid generation (NAG) testing.

ABA testing of the CIL-6 Residue sample; however, suggested uncertainty with regard to the acid generation potential. Nonetheless, the very low sulphide content (<0.01%) reported indicates that acid generation is highly unlikely to occur from this sample NAG testing of the CIL-6 Residue sample reported no net acidity generated and an alkaline final pH value corroborating the highly unlikely acid generating designation.

To explore the amenability of the CIL discharges to detoxification, two batch cyanide destruction tests were carried out using the SO2/Air method. One was conducted on the CIL barren solution of the hard rock rougher flotation tailing (test CIL-5) and another was conducted on the CIL barren solution of the gravity tailing mixture (test CIL-6). Both of the tests showed that the CNWAD and CNT contents were lowered to <0.1 ppm and <0.4 ppm, respectively. The retention times were equal or less than 90 minutes. The reagent consumptions for hard rock CIL solution was 4.99 gram equivalent SO2 and 3.30 gram hydrated lime per gram of cyanide in the feed. The reagent requirement for the saprolite tailing mixture CIL solution was 5.14 gram equivalent SO2 and 3.57 gram hydrated lime per gram of cyanide in the feed. Continuous testing is recommended for a future test program to optimize the retention time and minimize the reagent consumptions.”

15.2	PLANNED METALLURGICAL TESTING

Sandspring have executed the following contracts for future metallurgical testing.

SGS Canada Inc.

Sandspring hired SGS Canada Inc. to perform metallurgical testing including mineralogical characterization, grindability, flotation, leaching, and tailings characterization on the Toroparu Au-Cu porphyry.

Klohn Crippen Berger Ltd.

Sandspring entered into an agreement with Klohn Crippen Berger Ltd. consultants to provide selection and preliminary engineering of the tailing site and site characterization of the waste dump, borrow, and plant site areas.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

16.0	SEPTEMBER 2010 MINERAL RESOURCE ESTIMATE

16.1	INTRODUCTION

The purpose of this report section is to update the estimate of the Mineral Resources of the Toroparu Deposit in compliance with NI 43-101 and CIM standards. This resource estimate was undertaken by Eugene Puritch, P.Eng. and Antoine Yassa, P.Geo. of P&E Mining Consultants Inc. of Brampton Ontario with an effective date of September 12, 2010.

16.2	DATABASE

All drilling data were provided by Sandspring Resources Ltd. in the form of text and Excel files.  Sixty six (66) drill cross sections were developed on a UTM grid looking Northwest on an azimuth of 297 degrees at a 25 metre spacing named from 1,175-NW to 2,800-NW.

A Gemcom database was constructed containing 64 surface trenches and 95 diamond drill holes of which 5 surface trenches and 71 diamond drill holes were utilized in the resource calculation. All remaining data in the database were not in the area that was modeled for the resource estimate.  A Surface drill hole plan is shown in Appendix-I.

The database was verified in Gemcom with minor corrections made to bring it to an error free status.  The Assay Tables of the database contained 31, 688 Au and 29,330 Cu assays.  Data are expressed in metric units and grid coordinates are in a UTM system.

16.3	DATA VERIFICATION

Verification of assay data entry was performed on 29,674 assay intervals with a few very minor data entry errors observed and were subsequently corrected. The 29,674 verified intervals were checked against digital assay lab certificates from Acme Analytical Laboratories of Vancouver, B.C. and Activation Laboratories of Ancaster, ON.  The checked assays represented 99.0% of the data to be used for the resource estimate and approximately 93.4% of the entire database.

16.4	DOMAIN INTERPRETATION

The Toroparu domain boundaries were determined from lithology, structure and grade boundary interpretation from visual inspection of drill hole sections. Four domains were created named Fresh Rock South, Saprolite South, Fresh Rock North and Saprolite North. These domains were created with computer screen digitizing on drill hole sections in Gemcom by the authors of this report.  The outlines were influenced by the selection of mineralized material above 0.4 g/t AuEq in Fresh Rock and above 0.25 g/t AuEq in Saprolite that demonstrated a lithological and structural zonal continuity along strike and down dip.  In some cases mineralization below 0.4 g/t AuEq was included for the purpose of maintaining zonal continuity. Smoothing was utilized to remove obvious jogs and dips in the domains and incorporated a minor addition of inferred mineralization. This exercise allowed for easier domain creation without triangulation errors from solids validation.

On each section, polyline interpretations were digitized from drill hole to drill hole but not typically extended more than 100 meters into untested territory.  Minimum constrained true width for interpretation was 3.0 metres. The interpreted polylines from each section were “wireframed” in Gemcom into 3-dimensional domains.  The resulting domains were used for statistical analysis, grade interpolation, rock coding and resource reporting.  See Appendix-II.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

16.5	ROCK CODE DETERMINATION

The rock codes used for the resource model were derived from the mineralized domain solids.  The list of rock codes used is as follows:

Rock Code	Description

0	Air
10	Fresh Rock South Domain
15	Saprolite South Domain
20	Fresh Rock North Domain
25	Saprolite North Domain
99	Waste

16.6	COMPOSITES

Length weighted composites were generated for the drill hole data that fell within the constraints of the above-mentioned domains.  These composites were calculated for Au over 1.5 metre lengths starting at the first point of intersection between assay data hole and hanging wall of the 3-D zonal constraint.  The compositing process was halted upon exit from the footwall of the aforementioned constraint.  Un-assayed intervals were set to ½ assay detection limit values. Any composites that were less than 0.50 metres in length were discarded so as not to introduce any short sample bias in the interpolation process. The constrained composite data were transferred to Gemcom extraction files for the grade interpolation as X, Y, Z, Au, Cu files.

16.7	GRADE CAPPING

Grade capping was investigated on the raw assay values in the databases within the constraining domains to ensure that the possible influence of erratic high values did not bias the database.  Extraction files were created for the constrained Au data.  From these extraction files, log-normal histograms were generated. See graphs in Appendix-III.

Table 16.1:	Au Grade Capping Values

Domain	Capping Value Au g/t	Number of Capped Assays	Cumulative % for Capping	Raw Coefficient of Variation	Capped Coefficient of Variation
Fresh Rock South	15	27	99.7	2.40	1.88
Saprolite South	5	2	99.6	1.66	1.39
Fresh Rock North	4	23	98.4	1.77	1.38
Saprolite North	2	4	95.4	1.82	1.36

Table 16.2:	Cu Grade Capping Values

Domain	Capping Value Cu %	Number of Capped Assays	Cumulative % for Capping	Raw Coefficient of Variation	Capped Coefficient of Variation
Fresh Rock South	1.5	3	99.90	1.34	1.32
Saprolite South	No Cap	0	100.00	0.97	0.97
Fresh Rock North	0.5	6	99.60	1.38	1.26
Saprolite North	No Cap	0	100.00	0.70	0.7

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

16.8	VARIOGRAPHY

Good quality directional variograms were attained for Au and Cu in all domains except for the North Saprolite Domain. The North Saprolite Domain population was too small to yield any discernable variograms. All variography was developed from constrained domain composites. See variograms in Appendix-IV.

16.9	BULK DENSITY

The bulk density used for the creation of a Fresh Rock density block model was derived from a total of 31 site visit samples taken on two separate occasions by Antoine Yassa, P.Geo and Eugene Puritch P.Eng.. The average fresh rock bulk density was calculated as 2.73 tonnes/m3 while the Saprolite bulk density was estimated at 1.8 tonnes /m3. The bulk densities utilized for this estimate have been confirmed by site geologists taking 51 fresh rock and six saprolite field measurements with respective average values of 2.75 tonnes/m3 and 1.82 tonnes/m3.

16.10	BLOCK MODELING

The Toroparu Deposit resource model was divided into a block model framework containing 27,999,000 blocks that were 5m in X direction, 5m in Y direction and 5m in Z direction.  There were 305 columns (X), 540 rows (Y) and 170 levels (Z).  The block model was rotated 63 degrees counter clockwise.  Separate block models were created for rock type, density, class, Au and Cu.

Due to the very large nature of the constraining domains and the small 5m x 5m x 5m block size, a volumetric percent model was not utilized. Instead, blocks that were 50% or greater contained within the constraining domains were utilized for grade interpolation, while all others were excluded.

The Au and Cu composites were extracted from the Microsoft Access database composite table into separate files. Inverse distance squared grade interpolation was utilized for all elements. The first grade interpolation pass was utilized for the Indicated classification while the second was for the Inferred classification. The resulting Au and Cu grade blocks can be seen on the block model cross-sections and plans in Appendix-V. Grade blocks were interpolated using the following parameters:

Table 16.3:	Au Indicated Block Model Interpolation Parameters

Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	210o	300o	-90o	100	80	80	3	7	20
Sap. South	210o	300o	-90o	25	120	45	3	7	20
Fresh North	210o	300o	-90o	50	50	35	3	7	20

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Table 16.4:	Au Inferred Block Model Interpolation Parameters

Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	210o	300o	-90o	250	250	150	3	4	20
Sap. South	210o	300o	-90o	250	250	150	3	4	20
Fresh North	210o	300o	-90o	250	250	150	3	4	20
Sap. North	210o	300o	-90o	250	250	150	3	4	20

Table 16.5:	Cu Indicated Block Model Interpolation Parameters

Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	210o	300o	-90o	110	100	90	3	7	20
Sap. South	210o	300o	-90o	35	120	25	3	7	20
Fresh North	210o	300o	-90o	50	50	50	3	7	20

Table 16.6:	Cu Inferred Block Model Interpolation Parameters

Domain	Dip Dir.	Strike	Dip	Dip Range (m)	Strike Range (m)	Across Dip Range (m)	Max # per Hole	Min # Sample	Max # Sample
Fresh South	210o	300o	-90o	250	250	150	3	4	20
Sap. South	210o	300o	-90o	250	250	150	3	4	20
Fresh North	210o	300o	-90o	250	250	150	3	4	20
Sap. North	210o	300o	-90o	250	250	150	3	4	20

16.11	RESOURCE CLASSIFICATION

During the Toroparu classification interpolation search ellipsoid passes, 393,632 grade blocks were coded as Indicated and 683,969 as Inferred. All classifications were determined from the Au search ellipsoid passes due to the majority potential economic contribution of Au in the deposit. Classification block cross-sections and plans can be seen in Appendix VI.

16.12	RESOURCE ESTIMATE

The resource estimate was derived from applying AuEq cut-off grades to the block model and reporting the resulting tonnes and grade for potentially mineable areas.  The AuEq grades in the block model were calculated as follows:

Au Price = US$1,009/oz (Aug 31/10 24 mo. trailing avg.)	Au Recovery = 96%
Cu Price = US$2.61/lb (Aug 31/10 24 mo. trailing avg.)	Cu Recovery = 95%
Therefore the AuEq = [[($2.61 x 22.046 x 95%)/($1,009/31.1035 x 96%)] x Cu%] + Au g/t Effectively 1% Cu = 1.76 grams Au

The following calculation demonstrates the rationale supporting the AuEq cut-off grades that determine the open pit potentially economic portions of the mineralization.

Saprolite Open Pit AuEq Cut-Off Grade Calculation US$
Au Price	$1,009/oz (24 mo. trailing average price Aug 31/10)
Au Recovery	94%
Process Cost (2,000tpd)	$11.75/tonne processed (diesel generated power)
General/Administration	$0.75/tonne processed

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Therefore, the Au cut-off grade for the saprolite portion of this resource estimates is calculated as follows:

Operating costs per ore tonne = ($11.75 + $0.75) = $12.50/tonne
[($12.50)/[($1,009/oz/31.1035 x 94% Recovery)] = 0.41g/t AuEq

Fresh Rock Open Pit AuEq Cut-Off Grade Calculation US$
Au Price	$1,009/oz (24 mo. trailing average price Aug 31/10)
Au Recovery	96%
Process Cost (40,000tpd)	$11.75/tonne processed (diesel generated power)
General/Administration	$1.15/tonne processed

Therefore, the Au cut-off grade for the fresh rock portion of this resource estimates is calculated as follows:

Operating costs per ore tonne = ($11.85 + $1.15) = $13.00/tonne
[($13.00)/[($1,009/oz/31.1035 x 96% Recovery)] = 0.42g/t AuEq

The open pit resource model was further investigated with a Whittle pit optimization to ensure a reasonable stripping ratio was applied and a reasonable assumption of potential economic extraction could be made. The following parameters were utilized in the pit optimizations:

Au Price	US$1,009/oz (24 month trailing average price Aug 31/10)
Cu Price	US$2.61/lb (24 month trailing average price Aug 31/10)
Au Recovery (Saprolite)	94%
Au Recovery (Fresh Rock)	96%
Cu Recovery	95%
Mining Cost (Saprolite)	$1.50/tonne mined
Mining Cost (Fresh Rock)	$1.75/tonne mined
Process Cost (Saprolite)	$11.75/tonne processed
Process Cost (Fresh Rock)	$11.75/tonne processed
General/Administration	$1.15/tonne processed
Pit Slopes	50 degrees

The above data were derived from first principles and similar open pit gold projects to Toroparu.  See optimized pit shell in Appendix VII. The resulting resource estimate can be seen in the following tables.

Table 16.7:	Toroparu Open Pit Saprolite Resource Estimate @ 0.41 g/t AuEq Cut-Off Grade

Classification	Tonnes	Au (g/t)	Au (koz)	Cu (%)	Cu (lb M)	AuEq (g/t)	AuEq (koz)
Indicated	1,395,000	0.57	26	0.08	2.5	0.71	32
Inferred	7,720,000	0.73	181	0.06	10.2	0.84	208

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Table 16.8:	Toroparu Open Pit Fresh Rock Resource Estimate @ 0.42 g/t AuEq Cut-Off Grade

Classification	Tonnes	Au (g/t)	Au (koz)	Cu (%)	Cu (lb M)	AuEq (g/t)	AuEq (koz)
Indicated	97,542,000	0.83	2,614	0.12	259.2	1.04	3,261
Inferred	132,334,000	0.76	3,241	0.07	205.9	0.88	3,744

Table 16.9:  Toroparu Open Pit Total Resource Estimate

Classification	Tonnes	Au (g/t)	Au (koz)	Cu (%)	Cu (lb M)	AuEq (g/t)	AuEq (koz)
Indicated	98,937,000	0.83	2,640	0.12	261.7	1.04	3,293
Inferred	140,054,000	0.76	3,422	0.07	216.1	0.88	3,952

1.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.
The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

3.
The mineral resources in this press release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005

16.13	CONFIRMATION OF ESTIMATE

As a test of the reasonableness of the resource estimates, the block model was queried at a 0.01 g/t AuEq cut off grade with blocks in all classifications summed and their grades weight averaged. This average is the average grade of all blocks within the mineralized domains. The values of the interpolated grades for the block model were compared to the length weighted capped average grades and average grade of composites of all samples from within the domains (see Table 16.10 below).

Table 16.10:	Comparison of Weighted Average Grade of Capped Assays and Composites with Total Block Model Average Grades

	Au (g/t)	Cu (%)
Capped Assays	0.69	0.09
Composites	0.69	0.09
Block Model	0.66	0.08

The comparison above shows the average grade of all the grade blocks in the constraining domains to be somewhat lower for the Au and similar for the Cu to the weighted average of all capped assays and composites used for grade estimation. This Au grade reduction is most likely due to the clustering of high grade assays wherein the block model smoothes out these values for a more reliable estimate. In addition, a volumetric comparison was performed with the block model volume of the model versus the geometric calculated volume of the domain solids.

Block Model Volume	= 122,477,436 m3
Geometric Domain Volume	= 122,710,697 m3
Difference	= 0.19%

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

17.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data or information

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

18.0	INTERPRETATION AND CONCLUSIONS

The Toroparu Deposit was modeled in compliance with the CIM Definitions and Standards on Mineral Resources and Mineral Reserves, December 11, 2005. National Instrument 43-101 reporting standards and formats were followed in this document in order to report the mineral resource in a fully compliant manner.

Diamond drill data from 72 drill holes and 21 surface trenches were used for the September 2010 Resource Estimate update. The drilling to date has been conducted at a section spacing of approximately 25-50 metres where possible and all drill holes were drilled perpendicular to mineralization. Grade interpolation was undertaken with the inverse distance squared estimation method.

Following on from the two-phase drill program carried out from August 2009 through March 2010, drilling has focused on the Toroparu East, Toroparu West and the Pit area. Sandspring has carried out infill, definition drilling and step out drilling extending the mineralized zone to the East, West-Northwest and to depth.

There is however potential for further infill and step-out drilling to further expand and upgrade the known resources.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

19.0	RECOMMENDATIONS

During preparation of the current Mineral Resource estimate, it became evident that additional drilling would be required to fully delineate the known potentially economic mineralization at the Toroparu Gold-Copper Prospect. Therefore, a program of in-fill diamond drilling to upgrade Inferred Resources to the Indicated category or better is recommended. In addition, a program of step-out exploration diamond drilling is recommended to seek to expand the known resource and test other sub-parallel targets.

With an overall Inferred Resource of approximately 140,000,000 tonnes in the updated mineral resource estimate and geological potential for expansion of “open” resource boundaries, there is good potential not only to significantly expand the current global resource base, but also to increase resource quality in this estimate to Indicated and/or Measured and Indicated by undertaking the phased diamond drill program outlined below.

19.1	RECOMMENDED DRILL PROGRAM AND PROPOSED 2010-2012 BUDGET

The analysis contained herein represents an accurate representation of the Property as of the date of this report and supersedes in all aspects the previous report by Ewert et al., (2010) titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Prospect, Upper Puruni River Area, Guyana”, which was based on diamond drill holes TPD001-TPD066 and had an effective date of May 12, 2010.

The recommendations put forth in this section are based on a better informed and current understanding of the Property and mineralization. This is due, in part, to improved geophysical coverage, as well as an additional 14,562 m of drilling recently performed by Sandspring (holes TPD67-TPD93) and forming the basis for the current mineral resource update.

A multi phased, results driven, integrated exploration and diamond drilling program and proposed budget leading to the various levels of economic evaluation studies to be completed over a 2 year period, is outlined below.

A proposed budget of $33,254,000 has been designed to carry out the recommended work programs over the next 24 months. The 8-month Phase I budget covering infill delineation and additional step-out exploration drilling, additional airborne and ground geophysics, a Preliminary Economic Assessment and prefeasibility level geotechnical and metallurgical engineering work is approximately $23,254,000. An estimated budget of $10,000,000 will be used to carry out the 12-16 month Phase II Feasibility Study and related resource drilling program.

The above recommended Phase II Feasibility study is provisional upon positive results from the Phase I and II programs that are consistent with the data, reports, and interpretations made to date concerning the Toroparu deposit resource and mineralization.

PHASE I (8 MONTHS) DELINEATION OF UPDATED RESOURCE

A Phase I program consisting of 50,000 metres of diamond drilling in approximately 80 inclined holes will be largely directed to in-fill delineation drilling in order to bring the Indicated and Inferred Resource to fully Indicated and or Measured and Indicated Resource quality. In addition, it is recommended that pre-feasibility level engineering (geotechnical and metallurgical) and permitting-related environmental surveys be initiated and continued as outlined in the following proposed budget (all costs are in US$) to test assumptions outlined in a planned Preliminary Economic Assessment. An additional drilling budget allocation for drilling of 25,000 metres in approximately 40 inclined holes is also recommended for exploratory diamond drilling of on-strike extension and other targets along and sub-parallel to the Toroparu deposit horizon. Also included is the initial testing of other targets through a program of airborne and ground geophysical surveying, geological surveying and possible backhoe trenching with follow-up diamond drilling.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PHASE II (12-16 MONTHS) FEASIBILITY STUDY

The Phase II Feasibility Study and related resource drilling portion of the proposed budget is presented provisionally on the basis of positive recommendations outlined in an expected Phase I Preliminary Economic Assessment (PEA). PEA assumptions will have been tested and verified by various pre-feasibility level engineering and environmental studies and deemed accurate to acceptable levels before initiating a full Feasibility Study on production from the Toroparu gold-copper resource.

PROPOSED BUDGET

Table 19.1:	Recommended Program and Budget (US $)

Proposed Phase I Budget (8 mos.)

In-Fill/Step-Out diamond drilling (75,000 metres in approx. 120 holes) @ $200.00/m	$15,000,000
High resolution geophysical surveys
Insight Real Section Gradient IP Survey	$650,000
Airborne Electromagnetic Survey	$1,000,000
Auger/Trench/Geochemical sampling/assaying	385,000
Technical support (Geology)	500,000
Consulting, engineering, reporting (Preliminary Economic Assessment)	$176,000
Consulting, engineering, reporting (Pre-feasibility Assessment)	475,000
Misc. costs (equipment operations, maintenance)	180,000
Accommodation, food (480 man days @ $100/d)	$48,000

DIRECT ENGINEERING COSTS		Cost Range (US$)
Pit Slope Design *	*	$357,000
Geotechnical Drilling, Lab		$870,000
Metallurgical Testing *	*	$324,000
Infrastructure Geotechnical *	*	$275,000
LIDAR Topographical Survey		$400,000
Permitting		$350,000
TOTAL		$2,576,000
*Actual bid prices

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Large Scale Permit Conversion Legal Costs	$150,000
Contingency @ 10%	$2,114,000
Subtotal	$23,254,000

Proposed Phase II Budget (1 year)
Feasibility study ($5,000,000) and related resource drilling ($5,000,000)	$10,000,000

TOTAL Proposed Budget	$33,254,000

Quality control and assurance plans should also be implemented throughout the proposed drilling and metallurgical testing programs. Complete monitoring utilizing a variety of controls should be implemented as well as verification analyses using other recognized laboratories.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Respectfully Submitted,

P&E Mining Consultants Inc.

[Eugene Puritch]

Eugene Puritch, P.Eng. President

Effective Date:  September 12th, 2010

Dated this 13th Day of October, 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

20.0	REFERENCES

Addison, R., Lambert, R.J., and Poos, S. R., (2006): NI 43-101 Technical Report, Brisas Project, Venezuela, Feasibility Update. Prepared for Gold Reserve, Inc. by Pincock, Allen & Holt.

Channer, D., Graffe, E. and Vielma, P., (2005): Geology, Mining, and Mineral Potential of Southern Venezuela. Society of Economic Geologists Newsletter, No. 62, pp 5, 13-22.

Conolly, H.J.C., (1926): Preliminary Survey of the Mazaruni and Puruni Diamond Field. British Guiana, Geological Survey of British Guiana.

Ewert, W.D., Puritch, E.J., Armstrong, T., Yassa, A., 2009: Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana, NI 43-101 Technical report dated January 6, 2009.

Gibbs, A.K., and Barron, C.N., (1993): The geology of the Guiana Shield: Oxford Monographs on Geology and Geophysics, No. 22.

Grantham, D.R., (1934): The Upper Puruni. Notes on the Geology and Gold Occurrences. GSBG Annual Report, Sect. 2, pp 77-01.

Hazen Research Inc., (2002): Characterization and Testing of Guyana Gold Ore (Toroparu). Hazen Project 9927-02, 12 pp. Unpublished internal ETK Report.

Hazen Research Inc., (2003): Gravity Concentration of Guyana (Toroparu) Gold Ore, Hazen Project 10006, 10 pp. Unpublished internal ETK Report.

Heesterman, L.J.L., Kemp, A.W., Nestor, G.A., (2001): Upper Puruni Project. A Summary of Geochemistry, Geology and Structure in the Headwaters of the Puruni River. Guyana Geology and Mines Commission, Geoservices Division Report.

Heesterman, L.J.L., (2003): Toroparu, Upper Puruni River, Guyana, South America, Information Memorandum, updated 25/02/03, 5 pp. with 14 Figures, 6 plates, 7 pages assays and rock descriptions. Unpublished ETK Report.

Heesterman, L.J.L., (2005): Toroparu, Upper Puruni River, Guyana, South America. ETK Information Memorandum, updated 24/07/05, 5 pp, with 21 Figures and 5 Plates. Unpublished ETK Memorandum.

Heesterman, L.J.L., (2005): ETK PL Summary. 5 pp, with 15 Figures and 8 pages of geochemical assays, and 7 pages rock descriptions. Unpublished ETK Report.

Hopkinson, E., (1999): Report on work done on (A) Oko Project and (B) Wynamu Project (Toroparu), Guyana for Greg Graham, 16 pp. Unpublished ETK Report.

Hyyppa, R.R., (2006): Toroparu Flotation Pilot Plant Report, 3 pp. Unpublished internal ETK Report, dated July 3, 2006.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

Hyyppa R.R., (2006): Toroparu Process Description, 3 pp. Unpublished internal ETK Report, dated July 2, 2006.

Lan, P., Bowman, B., & McKenzie, S., (2009): An Investigation into the Recovery of Gold and Copper from the Toroparu Deposit of Sandspring Resources (Guyana), Project 12039-001 – Final Report. Prepared for ETK by SGS Lakefield Research Limited, dated June 22, 2009.

Meixner, H.M., (2005): Toroparu Open Pit Gold Project, Upper Puruni River Area, Guyana. Trench Sampling Program, October, 2005, 6pp. Unpublished internal report for Valgold Resources Ltd.

Meixner, H. M. and Wesa, G.L., (2006): Geological Report on the Toroparu Open Pit Gold Prospect, Upper Puruni River Area, Guyana, internal company report prepared for ETK Inc.

Meixner, H., (2007): 2006/2007 Drilling Report on the Toroparu Copper-Gold Prospect, Upper Puruni River Area, Guyana, dated August 10, 2007.

Meixner, H., (2008): Technical Report on the Toroparu Copper-Gold Prospect, Upper Puruni River Area, Guyana, dated July 10, 2008; revised August 8, 2008; revised October 15, 2008.

Pawluk, C., (2010): Geophysics Logistics Report, Insight Section Array and Tuned Gradient Induced Polarization/Resistivity Surveys, Toroparu Property, Guyana Sandspring Resources Ltd., September 2010. Unpublished internal report provided by Insight Geophysics Incorporated.

Pollard, E.R. and Hamilton, M.C., (1950): Putareng-Serenamu-Enachu; Mazaruni District (Map). GSBG.

Shaffer, W.L., (2000): Report on the Upper Puruni Prospect, Alfonso Concession, Guyana. 4 pp. and 3 sketch maps. Unpublished internal ETK Report.

Shaffer, W.L., (2001): Report on Samples taken at Toroparo, Million Mountain, and Tiger Creek, Guyana, June, 2001. 3 pp. Unpublished ETK Report.

Shaffer, W.L., (2003): Auger Drill Exploration Program, Toroparu Prospect, Upper Puruni River, Guyana, S.A., 3pp. Unpublished ETK Report with and field notes.

Uzunlar, N., (2000): Brief Report on Gold Mineralization at Puruni Mine, Central North Guyana, 5 pp. and field book notes. Unpublished ETK Report.

Voicu, G., Bardoux, M., Jebrak, M. and Crepeau, R., (1999): Structural, Mineralogical, and Geochemical Studies of the Paleoproterozoic Omai Gold Deposit, Guyana. Economic Geology, Vol. 94, 1999 pp 1277-1304.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

21.0	CERTIFICATES

CERTIFICATE of QUALIFIED PERSON

Dr. Wayne D. Ewert, P.Geo.

I, Wayne D. Ewert, P.Geo., residing at 10 Langford Court, Brampton, Ontario, L6W 4K4 do hereby certify that:

2.
I am a principal of P&E Mining Consultants Inc. and currently contracted as a consultant by Sandspring Resources Ltd. and have worked as a geologist continuously since obtaining my B.Sc. degree in 1969.

3.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”) dated October 13, 2010.

4.
I graduated with an Honours Bachelor of Science degree in Geology from the University of Waterloo in 1970 and with a PhD degree in Geology from Carleton University in 1977. I am a member of the Geological Association of Canada, of the Canadian Institute of Mining and Metallurgy and a P. Geo., Registered in the Province of British Columbia (APEGBC No. 18965), the Province of Ontario (APGO No. 0866) and the Province of Saskatchewan (APEGS No.16217).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. My relevant experience for the purpose of the Technical Report is:

•	Supervising Project Geologist III, Cominco Ltd.,	1976 – 1982
•	Supervising Project Geologist, Getty Mines Ltd.,	1982 – 1986
•	Regional Manager, Gold Fields Canadian Mining Limited,	1986 – 1987
•	Canadian Manager, New Projects, Gold Fields Canadian Mining Limited,	1987 – 1992
•	Vice-President, A.C.A. Howe International Limited,	1992 – 2004
•	Principal, P&E Mining Consultants Inc.,	2004 – Present

5.	I have not visited the Toroparu property.

6.	I am responsible for sections 1 through 10, 14, 15 and 17 and co-authored sections 18 and 19 and am also responsible for the overall structuring of this Technical Report.

7.	I am independent of Sandspring Resources Ltd. applying the test in Section 1.4 of NI 43-101.

8.
I have had prior involvement with the Toroparu property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical reports titled, “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana”, dated January 6, 2009 and “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”, dated July 16, 2010.

9.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: September 12, 2010

Signing Date: October 13, 2010

{SIGNED and SEALED}

[Wayne D. Ewert]

Dr. Wayne D. Ewert P. Geo.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

CERTIFICATE of QUALIFIED PERSON

Tracy J. Armstrong, P.Geo.

I, Tracy J. Armstrong, residing at 2007 Chemin Georgeville, res. 22, Magog, QC J1X 0M8, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc. and have worked as a geologist continuously since my graduation from university in 1982.

2.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”) dated October 13, 2010.

3.
I am a graduate of Queen’s University at Kingston, Ontario with a B.Sc. (HONS) in Geological Sciences (1982). I am a geological consultant currently licensed by the Order of Geologists of Québec (License 566), the Association of Professional Geoscientists of Ontario (License 1204) and the Association of Professional Engineers and Geoscientists of British Columbia, (Licence No. 34720).

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

•	Underground production geologist, Agnico-Eagle Laronde Mine	1988-1993;
•	Exploration geologist, Laronde Mine	1993-1995;
•	Exploration coordinator, Placer Dome	1995-1997;
•	Senior Exploration Geologist, Barrick Exploration	1997-1998;
•	Exploration Manager, McWatters Mining	1998-2003;
•	Chief Geologist Sigma Mine	2003
•	Consulting Geologist	2003-to present.

5.	I have not visited the Toroparu property.

6.	I am responsible for the preparation and authoring of Sections 11 through 13 of this Technical Report.

7.	I am independent of Sandspring Resources Ltd. applying the test in Section 1.4 of NI 43-101.

8.
I have had prior involvement with the Toroparu property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical report titled, “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana”, dated January 6, 2009 and “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”, dated July 16, 2010.

9.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

10.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: September 12, 2010

Signing Date: October 13, 2010

{SIGNED and SEALED}

[Tracy J. Armstrong]

Tracy J. Armstrong, P. Geo.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

CERTIFICATE of QUALIFIED PERSON

Antoine Yassa, P.Geo.

I, Antoine Yassa, residing at Suite 241 Rang 6 West, Evain, Quebec, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc. and have worked as a geologist for a total of 30 years since obtaining my B.Sc. degree in 1977.

2.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”) dated October 13, 2010.

3.
I graduated with a Bachelor of Science (HONS) degree in Geological Sciences from Ottawa University, Ontario in 1977. I am currently licensed by the Order of Geologists of Québec (License No 224) and by the APGO (#1890) in Ontario.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. This report is based on my personal review of information provided by the Issuer and on discussions with the Issuer’s representatives. My relevant experience for the purpose of the Technical Report is:

•	Minex Geologist (Val d’Or), 3D Modeling (Timmins), Placer Dome	1993-1995;
•	Database Manager, Senior Geologist, West Africa, PDX	1996-1998;
•	Senior Geologist, Database Manager, McWatters Mine	1998-2000;
•	Database Manager, Gemcom modeling and Resources Evaluation (Kiena Mine), QAQC Manager (Sigma Open pit), McWatters Mine	2001-2003;
•	Database Manager and Resources Evaluation at Julietta Mine, Far-East Russia, Bema Gold Corporation	2003-2006;
•	Consulting Geologist	2006 to present.

4.	I visited the Toroparu property from September 11 and 12, 2008.

5.	I am responsible for the preparation and co-authoring of Section 16 of this Technical Report.

6.	I am independent of Sandspring Resources Ltd. applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical report titled, “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana”, dated January 6, 2009 and “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”, dated July 16, 2010.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: September 12, 2010

Signing Date: October 13, 2010

{SIGNED and SEALED}

[Antoine R. Yassa]

Antoine R. Yassa, P.Geo.
OGQ # 224

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

CERTIFICATE of QUALIFIED PERSON

EUGENE J. PURITCH, P.ENG.

I, Eugene J. Puritch, P. Eng., residing at 44 Turtlecreek Blvd., Brampton, Ontario, L6W 3X7, do hereby certify that:

1.	I am President of P&E Mining Consultants Inc. under contract by Sandspring Resources Ltd. (the “Issuer”).

2.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”) dated October 13, 2010.

3.
I am a graduate of The Haileybury School of Mines, with a Technologist Diploma in Mining, as well as obtaining an additional year of undergraduate education in Mine Engineering at Queen’s University. In addition I have also met the Professional Engineers of Ontario Academic Requirement Committee’s Examination requirement for Bachelor’s Degree in Engineering Equivalency. I am currently licensed by the Professional Engineers of Ontario (License No. 100014010) and the Association of Professional Engineers and Geoscientists of Saskatchewan (License No. 16216) and registered with the Ontario Association of Certified Engineering Technicians and Technologists as a Senior Engineering Technologist. I am also a member of the National and Toronto CIM. I have practiced my profession continuously since 1978.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My summarized career experience is as follows:
-	Mining Technologist - H.B.M.&S. and Inco Ltd.	1978-1980
-	Open Pit Mine Engineer – Cassiar Asbestos/Brinco Ltd	1981-1983
-	Pit Engineer/Drill & Blast Supervisor – Detour Lake Mine	1984-1986
-	Self-Employed Mining Consultant – Timmins Area	1987-1988
-	Mine Designer/Resource Estimator – Dynatec/CMD/Bharti	1989-1995
-	Self-Employed Mining Consultant/Resource-Reserve Estimator	1995-2004
-	President – P & E Mining Consultants Inc.	2004-Present

4.	I visited the Toroparu property from April 27 to 28, 2010.

5.	I am responsible for co-authoring Section 16 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.
I have had prior involvement with the Toroparu property that is the subject of this Technical Report. The nature of my prior involvement was co-authoring the technical report titled, “Technical Report and Resource Estimate on the Toroparu Gold-Copper Prospect Upper Puruni River Area, Guyana”, dated January 6, 2009 and “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit Upper Puruni River Area, Guyana”, dated July 16, 2010.

8.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

Effective Date: September 12, 2010

Signing Date: October 13, 2010

{SIGNED and SEALED

[Eugene Puritch]

Eugene J. Puritch, P.Eng

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

CERTIFICATE OF QUALIFIED PERSON

DAVID BURGA, P. GEO.

I, David Burga, P. Geo., residing at 3884 Freeman Terrace, Mississauga, Ontario, do hereby certify that:

1.	I am an independent geological consultant contracted by P&E Mining Consultants Inc.

2.
This certificate applies to the technical report titled “Technical Report and Updated Resource Estimate on the Toroparu Gold-Copper Deposit, Upper Puruni River Area, Guyana” (the “Technical Report”) dated October 13, 2010.

3.
I am a graduate of the University of Toronto with a Bachelor of Science degree in Geological Sciences (1997). I have worked as a geologist for a total of 12 years since obtaining my B.Sc. degree. I am a geological consultant currently licensed by the Association of Professional Geoscientists of Ontario (License No 1836).

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

My relevant experience for the purpose of the Technical Report is:

•	Exploration Geologist, Cameco Gold	1997-1998;
•	Field Geophysicist, Quantec Geoscience	1998-1999;
•	Geological Consultant, Andeburg Consulting Ltd.	1999-2003;
•	Geologist, Aeon Egmond Ltd.	2003-2005;
•	Project Manager, Jacques Whitford	2005-2008;
•	Exploration Manager – Chile, Red Metal Resources	2008-2009
•	Consulting Geologist	2009-Present

4.	I visited the Toroparu property from April 27 to 28, 2010.

5.	I am responsible for selecting the samples used for QA/QC purposes and also contributed to portions of Sections 13.1 and 16.2, 16.3 and 16.9 of the Technical Report.

6.	I am independent of the Issuer applying the test in Section 1.4 of NI 43-101.

7.	I have had no prior involvement with the Property that is the subject of this Technical Report.

8.	I have read NI 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance therewith.

9.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Effective Date: September 12, 2010

Signing Date: October 13, 2010

{SIGNED and SEALED}

[David Burga]

David Burga, P. Geo.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX I

SURFACE DRILL HOLE PLAN

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO SURFACE
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
SURFACE DRILL PLAN
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX II

3D DOMAINS

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

TOROPARU DEPOSIT - 3D DOMAINS

DOMAINS
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX III

LOG NORMAL HISTOGRAMS

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX IV

VARIOGRAMS
P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX V

AuEq BLOCK MODEL CROSS SECTIONS
AND PLANS

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 1400 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 1600 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 1800 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASE LINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 2000 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS
PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 2200 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
PIT OUTLINE
-400 EL
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 2400 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 2600 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS
PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL SECTION 2800 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -300 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

715,000 N
714,500 N
714,000 N
PIT OUTLINE
PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEqg/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
0
50
100
200
300
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -200 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN -100 EL
Scale 18,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
AuEq g/t
+ 2.0
1.0 - 2.0
0.75 - 1.0
0.40 - 0.75
0.01 - 0.40
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
AuEq BLOCK MODEL PLAN 0 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX VI

CLASSIFICATION BLOCK MODEL
CROSS SECTIONS AND PLANS

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
2 INDICATED
3 INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 1400 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
2 INDICATED
3 INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 1600 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 1800 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 2000 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
2 INDICATED
1 INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 2200 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
2 INDICATED
3 INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 2400 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
0 EL
-200 EL
-400 EL
SURFACE
PIT OUTLINE
0 50 100 200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
2 INDICATED
3 INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 2600 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

BASELINE
200 EL
SURFACE
0 EL
-200 EL
-400 EL
PIT OUTLINE
0
50
100
200
METRES
MINERALIZED DOMAINS PROJECTED TO SECTION
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL SECTION 2800 NW
Scale 1:5,000
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
PIT OUTLINE
715,000 N
714,500 N
714,000 N
MINERALIZED DOMAINS
PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
0
50
100
200
300
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -300 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
PIT OUTLINE
715,000 N
714,500 N
714,000 N
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -200 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

PIT OUTLINE
715,000 N
714,500 N
714,000 N
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
METRES
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN -100 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

715,000 N
714,500 N
714,000 N
PIT OUTLINE
0 50 100 200 300
METRES
MINERALIZED DOMAINS PROJECTED TO PLAN
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE
CLASS
INDICATED
INFERRED
P & E Mining Consultants Inc.
SANDSPRING RESOURCES LTD.
TOROPARU DEPOSIT
CLASS BLOCK MODEL PLAN 0 EL
Scale 1:8,500
September 2010

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX VII

OPTIMIZED PIT SHELL

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

TOROPARU DEPOSIT
OPTIMIZED PIT

DOMAINS
SOUTH FRESH ROCK
NORTH FRESH ROCK
SOUTH SAPROLITE
NORTH SAPROLITE

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

APPENDIX VIII

INSIGHT GEOPHYSICS INC.,
GEOPHYSICS LOGISTICS REPORT

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

95WALBY DR., OAKVILLE, ONTARIO, CANADA, L6L-4C8
905 465 2996

Geophysics Logistics Report

Insight Section Array and Tuned Gradient Induced
Polarization /Resistivity Surveys
Toruparu Property

Guyana
Sandspring Resources Ltd.

September 2010
C-96

Craig Pawluk
Insight Geophysics Inc.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

INTRODUCTION	3
SURVEY GRID	4
SURVEY PARAMETERS	7
SURVEY EXECUTION	12
PERSONNEL:	12
DATA PRESENTATION	11
APPENDIX A: MAPS	17

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

INTRODUCTION

From April 4 through May 29, 2010, Insight Geophysics Inc. was contracted supervise line cutting and to perform Tuned Gradient & Insight Array Induced Polarization / Resistivity surveys on the Toruparu Project, Guyana.

General Information

Project Name:	Toruparu Project

Survey Type:	Gradient & Insight Section Time Domain Induced Polarization / Resistivity

Supervision of line cutting

Client:	Sandspring Resources Ltd.

Representatives:	Mr. Rich Munson, CEO Sandspring Resources Ltd.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

SURVEY GRID

Grid Location

Toruparu Property with Grid Location

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Grid Map – Survey Coverage combined 2009 and 2010 work

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Grid Specifics

■	Established:	Prior to survey
■	Coordinate System:	metric
■	Base Line Direction:	N113W
■	Station Interval:	picketed @ 25m
■	Line Interval:	100 meters

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

SURVEY PARAMETERS

Apparent Resistivity

Let the distances between the four electrodes be given by r1, r2, r3, and r4 as shown in the figure.

Knowing the locations of the four electrodes, and by measuring the amount of current input into the ground, i, and the voltage difference between the two potential electrodes, ÆV, we can compute the resistivity of the medium, rho-a, using the following equation

The resistivity computed using the equation given above is referred to as the apparent resistivity. We call it the apparent resistivity for the following reason. We can always compute rho-a, we only need to know the locations of the electrodes and measure the current and voltage. If, however, the Earth does not have a constant resistivity (that is if the resistivity varies with depth or horizontally), the resistivity computed by the above equation will not represent the true resistivity of the Earth. Thus, we refer to it as an apparent resistivity.

Chargeability (M)

True chargeability is the ratio of the over- or secondary voltage, Vs, to the observed voltage, Vo, applied by way of an electrode array so that M = Vs/Vo, expressed as a percentage or as millivolts per volt. In reality, what is measured is the apparent chargeability (Ma) which is the area (A) beneath the voltagetime decay curve over a defined time interval (t1 to t2) and normalized by the assumed steady-state primary voltage, Vp, such that Ma = A/Vp = (1/Vp) × _t2 t1 of V(t)dt, in units of mVs/V.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Data Acquisition

Data acquisition of the gradient and the Insight Section arrays are based on the principles of the Schlumberger array. In the Schlumberger array, a vertical geo-electric sounding is produced by expanding the current electrodes out from a centrally located pair of potential electrodes. As the Distance between the current electrodes (L) is increased, the effective depth of penetration is also increased, thus creating a geo-electric sounding curve.

The Gradient Array is a modified Schlumberger array which is best utilized for economically covering large areas. As with the Schlumberger array, the potential electrodes are always located within the boundaries of the two current electrodes. However, unlike the Schlumberger array, the current electrodes are placed at a fixed location (up to 100 times the potential dipole separation) and the potential electrodes are moved in a profile manner up and down lines between the current electrodes. Typically several lines can be read from a single transmitter placement.

The effective depth of penetration can be approximated from Edwards(1977) where he defines the effective depth (Ze) between current electrodes separated by (L) as:

ZE/L = 0.190

The results from the Gradient array are used to define the lateral boundaries of geo-electric anomalies. These anomalies can then be further detailed in a vertical dimension by surveying them with Insight Sections.

The Insight Section is composed of a fixed array of potential electrodes (typically 40 with a potential dipole separation (MN) of 25 meters). The dimensions of the array are completely flexible pending the target depth and dimensions. Starting at the center location of the Insight Section, multiple current injections at various AB lengths are used to create vertical geo-electric soundings beneath each of the receiver potential dipoles. AB lengths used to create an Insight Section typically range from 5MN to 100MN.

Data points are plotted directly below the center point of each potential electrode in the array. The estimated depth calculation for each plot point uses Edwards Ze estimation that has been further modified to reflect the reduction in effective penetration encountered as the position of any given potential electrode deviates from the center of L towards one or the other current electrode positions.

Insight Section Example showing data points– Across Porphyry System – Southern Mongolia

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Specifications

IP Survey

Survey Type:	Time Domain Induced Polarization / Resistivity

Array Types:	Insight Section Array and Gradient Array

AB (Tx dipole spacing):	Multiple AB injections to a maximum of 2200m

MN (Rx dipole spacing):	50 meters gradient, 25 meters Insight Section

Sampling Interval:	50 meters gradient, 25 meters Insight Section

Instrumentation

IPT1B Transmitter

Input
80 - 90V AC
400 Hz / 3 phase
Powered by MG-1 MG-2 MG-3

Output
75 - 1200V in 5 steps
3 mA - 10 Amps

Output Switching
Frequency Domain:
"A" & "B" Models - DC - 4 Hz
Time Domain:
"A" Model - 2 sec. on / 2 sec. off

"B" Model - 1,2,4 & 8 seconds

Size
20cm. x 40cm. x 55cm.

Weight
18 kg.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

ELREC PRO Ten channel IP receiver

TECHNICAL SPECIFICATIONS

• Input voltage:
Max. input voltage: 15 V
Protection: up to 800V
• Voltage measurement:
Accuracy: 0.2 % typical
Resolution: 1 μV
Minimum value: 1 μV
• Chargeability measurement:
Accuracy: 0.6 % typical
• Induced Polarization (chargeability) measured over to
20 automatic or user defined windows
• Input impedance: 100 M_
• Signal waveform: Time domain (ON+,OFF,ON-,OFF)
with a pulse duration of 500 ms - 1 s - 2 s - 4 s - 8 s
• Automatic synchronization and re-synchronization
process on primary voltage signals
• Computation of apparent resistivity, average
chargeability and standard deviation
• Noise reduction: automatic stacking number in relation
with a given standard deviation value
• SP compensation through automatic linear drift
correction
• 50 to 60Hz power line rejection
• Battery test

GENERAL SPECIFICATIONS.
• Data flash memory: more than 21 000 readings
• Serial link RS-232 for data download
• Power supply: internal rechargeable 12V, 7.2 Ah
battery ; optional external 12V standard car battery can
be also used
• Weather proof
• Shock resistant fiber-glass case
• Operating temperature: -20 °C to +70 °C
• Dimensions: 31 x 21 x 21 cm
• Weight: 6 kg

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

IP Parameters

Transmitted Waveform:	Square wave @ 0.0625 Hz (4 second square wave)
50% duty cycle

Receiver Sampling:	Semi-Logarithmic windows (20 windows)

Window	Width (ms)	Window	Width (ms)
M Delay	160
1	80	11	160
2	80	12	160
3	80	13	160
4	80	14	160
5	80	15	320
6	80	16	320
7	80	17	320
8	80	18	320
9	160	19	320
10	160	20	320
		TOTAL	3680ms

Recorded Parameters

IP measured parameter:	Chargeability in mV/V

Resistivity measured Parameters:	Primary Voltage in mV and Transmitted Current in mA.

Quality Control

The Insight Section Array utilizes a distributed array of 40 channels. Special attention is taken to ensure best possible contact resistance prior to acquisition. Approximately 10% of the data was repeated and saved in the field for quality control purposes.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

SURVEY EXECUTION

Generalities

Survey Dates:	April 4 through May 29, 2010

IGI PERSONNEL:

Marcio Maia

Survey Coverage (2010)

Gradient Array Survey

Line	From	To	Line Coverage	Total Day	Cumulative (m)
600E	0	400	400
800E	-800	400	1200
900E	-400	400	800
1000E	-800	400	1200	3600	3600
1000E	300	1500	1200
900E	300	1500	1200	2400	6000
800E	300	1500	1200
700E	300	1500	1200
600E	300	1500	1200
500E	300	1500	1200	4800	10800
1100E	0	1500	1500
1200E	0	1500	1500	3000	13800
1300E	700	1500	800
1400E	700	1500	800
1500E	700	1500	800
1600E	700	1500	800
1700E	300	1500	1200	4400	18200
400W	-600	-1400	800
500W	-950	-1400	450
600W	-900	-1400	500
800W	-900	-1400	500
900W	-1000	-1400	400
1000W	-800	-1400	600	3250	21450
1000W	-600	-900	300
900W	-600	-950	350
800W	-600	-900	300
600W	-850	-600	250
500W	-900	-600	300	1500	22950
300W	-600	-1400	800
250W	-550	-1400	850

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

100W	-500	-1400	900
0E	-550	-1400	850
100E	-550	-800	250	3050	26000
100E	-950	-1400	450
200E	-650	-1400	750
300E	-1000	-1400	400	1600	27600
400E	800	1500	700
300E	800	1500	700
200E	1050	1500	450
100E	1200	1500	300
0E	1250	1500	250	2400	30000
1100W	700	1500	800
1200W	700	1500	800	1600	31600
1300W	700	1500	800
1400W	700	1500	800
1525W	700	1500	800
1600W	1050	1500	450
1700W	950	1500	550	3400	35000
1800W	300	1500	1200
1900W	500	1500	1000
2000W	500	1500	1000
2100W	1200	1500	300	3500	38500
2100W	300	1200	900
2200W	300	1500	1200
2300W	300	1500	1200	3300	41800

Insight Section Survey

Line	Coverage
900W	300S	700N
700W	1400S	400S
1100E	600S	400N

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

DATA PRESENTATION

Quality Control and Processing

The Insight Section Array utilizes a distributed array of 40 channels. Special attention is taken to ensure best possible contact resistance (k-Ohm) prior to acquisition. Approximately 10-15% of the data is repeated and saved in the field for quality control purposes.

Particular attention is given to the time decay curves of the chargeability. The curves are monitored by the operator in real time while taking measurements in the field and every effort is made to ensure the maximum quality of decay curve is achieved. Decay curves are further analyzed by the processing department prior to producing final plots of the data using the Halverson-Wait model as a reference..

Figure 4: Summary of Halverson-Wait(Anaconda) IP Model Theory: An application of Insight data through InDecay.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Apparent resistivity and total chargeability are calculated by the Elrec-Pro receiver. All receiver data is stored in the final data.csv file including all geometry points, primary voltages and voltage decays for further quality control and data reduction as required.

Once the data has been quality reviewed and low quality readings rejected, a depth estimate calculation is made for the remaining data. The depth estimate is based on a uniform half space and does not account for resistivity changes actually encountered at surface or at depth. Changes in half space penetration resulting from the geometry of the receiver dipoles positions relative to transmitter dipoles positions are estimated.

Depending on the surface conditions encountered on the property, the data will also be corrected for topographic and surface effects. The final reduced field data can then be inverted using the UBD-2D inversion program. Final inversions are an optional product to the client.

Loke, Dr. M.H.,Tutorial: 2-D and 3-D electrical imaging surveys ,Copyright 1996-2001. p. 24; 2.5.2

Tagg, Dr. G.F., 1964. Earth Resistances. P. 60

Digital Data

■	Raw Data:	Iris binary dump file

■	Processed Data:	CSV file of all parameters in binary dump file.
Geosoft *.gdb database file.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

Maps

Each profiled area is presented in the following formats:

Insight Section Apparent Resistivity
Insight Section Total Chargeability

All raw data was plotted using the Insight Section plotting presentation. Total chargeability calculated by the Elrec Pro Receiver is used as standard. Both chargeability and apparent resistivity may be culled for spurious effects resulting from noise or cultural effect. When applicable, Process InSndg may be used to remove these high frequency effects. All raw data is presented in *.csv format.

Line	Description	Scale
900W	Apparent Resistivity Insight Section	1:1250
700W	Total Chargeability Insight Section	1:1250
1100E	Apparent Resistivity Insight Section	1:1250
Gradient Plan Map	Apparent Resistivity (UTM Coordinates)	1:10000
Gradient Plan Map	Total Chargeability (UTM Coordinates)	1:10000

Respectfully Submitted

Craig Pawluk
Geophysicist
Insight Geophysics Inc

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

APPENDIX A: MAPS

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect

INSIGHT GEOPHYSICS INC.

P&E Mining Consultants Inc., Report No. 193
Sandspring Resources Ltd.
Toroparu Gold-Copper Prospect